UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements of the Prudential Conglomerate

1ST Semester of 2018

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2018	2017
Current	579,727,744	562,964,568
Cash and due from banks (Note 4)	15,162,228	13,267,198
Interbank investments (Notes 3d and 5)	107,241,571	176,167,466
Securities purchased under agreements to resell	98,991,155	171,012,283
Interbank investments	8,260,918	5,168,014
Allowance for losses	(10,502)	(12,831)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	140,661,084	84,119,799
Own portfolio	62,943,045	32,393,862
Securities sold under repurchase agreements – Repledge only	50,314,659	27,049,772
Derivative financial instruments (Notes 3f and 6d II)	13,006,540	14,933,662
Given in guarantee to the Brazilian Central Bank	-	83,599
Given in guarantee	11,499,298	8,959,878
Securities sold under repurchase agreements – unrestricted	2,897,542	699,026
Interbank accounts	76,290,925	68,909,482
Unsettled payments and receipts	4,823,810	1,351,244
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	71,400,234	67,472,257
- SFH - housing finance system	21,349	23,406
Correspondent banks	45,532	62,575
Interdepartmental accounts	198,431	110,732
Internal transfer of funds	198,431	110,732
Loans (Notes 3g and 8)	137,971,152	137,070,625
Loans:
- Public sector	260,243	1,075,740
- Private sector	156,487,446	156,717,195
Loans transferred under an assignment with recourse	875,064	984,481
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(19,651,601)	(21,706,791)
Leases(Notes 3g and 8)	(13,911)	(55,821)
Leases operations and sublease receivables
- Private sector	815,698	1,065,272
Unearned income from leases	(786,066)	(1,023,583)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(43,543)	(97,510)
Other receivables	99,792,858	80,683,242
Receivables on sureties and guarantees honored (Note 8a-3)	125,492	416,316
Foreign exchange portfolio (Note 9a)	30,942,619	17,402,106
Receivables	6,740,615	8,626,784
Securities trading	1,945,528	1,029,205
Specific receivables	30,975	18,947
Sundry (Note 9b)	61,846,725	55,068,046
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,839,096)	(1,878,162)
Other assets (Note 10)	2,423,406	2,691,845
Other assets	2,808,167	2,825,909
Allowance for losses	(1,399,904)	(1,308,260)
Prepaid expenses (Notes 3i and 10b)	1,015,143	1,174,196
Long-term receivables	366,002,467	355,128,897
Interbank investments (Notes 3d and 5)	1,202,846	1,128,277
Interbank investments	1,202,846	1,128,277
Securities and derivative financial instruments (Notes 3e, 3f and 6)	133,084,062	137,953,090
Own portfolio	58,826,136	99,330,844
Securities sold under repurchase agreements – Repledge only	71,716,731	27,455,297
Derivative financial instruments (Notes 3f and 6d II)	939,573	90,818
Privatization rights	41,707	46,517
Given in guarantee	1,333,668	2,938,461
Securities sold under repurchase agreements – unrestricted	226,247	8,091,153
Interbank accounts	1,220,557	802,502
Reserve requirement (Note 7):
- SFH - housing finance system	1,220,557	802,502
Loans (Notes 3g and 8)	167,455,437	158,974,066

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2018	2017
Loans:
- Public sector	4,000,000	2,000,000
- Private sector	169,953,111	163,361,536
Loans transferred under an assignment with recourse	7,012,044	7,292,471
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(13,509,718)	(13,679,941)
Leases(Notes 3g and 8)	(46,036)	(65,579)
Leases receivables:
- Private sector	1,060,704	1,181,855
Unearned income from leases	(1,060,450)	(1,181,538)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(46,290)	(65,896)
Other receivables	62,357,707	55,497,458
Securities trading	486,320	374,153
Sundry (Note 9b)	61,955,939	55,231,709
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(84,552)	(108,404)
Other assets (Note 10)	727,894	839,083
Prepaid expenses (Notes 3i and 10b)	727,894	839,083
Permanent assets	75,244,135	68,392,931
Investments (Notes 3j and 11)	55,030,939	46,106,004
Earnings of Associates and Subsidiaries:
- In Brazil	54,650,344	45,772,613
- Overseas	335,323	288,457
Other investments	176,527	176,206
Allowance for losses	(131,255)	(131,272)
Premises and equipment (Notes 3k and 12)	3,930,674	4,388,986
Premises	186,009	697,236
Other premises and equipment	9,391,624	8,680,387
Accumulated depreciation	(5,646,959)	(4,988,637)
Leases premises and equipment (Note 12)	3,565,990	4,084,545
Leased Assets	5,796,010	7,065,726
Accumulated depreciation	(2,230,020)	(2,981,181)
Intangible assets (Notes 3l and 13)	12,716,532	13,813,396
Intangible Assets	26,295,192	24,000,817
Accumulated amortization	(13,578,660)	(10,187,421)
Total	1,020,974,346	986,486,396

The accompanying Notes are an integral part of these Financial Statements.

4                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2018	2017
Current	603,018,286	600,022,596
Deposits (Notes 3n and 14a)	176,226,754	157,832,902
Demand deposits	31,410,935	30,886,127
Savings deposits	103,076,706	95,736,763
Interbank deposits	1,618,190	481,914
Time deposits (Note 14a)	40,120,923	30,728,098
Securities sold under agreements to repurchase (Notes 3n and 14b)	219,878,274	242,686,056
Own portfolio	135,221,209	87,107,624
Third-party portfolio	77,730,547	144,238,406
Unrestricted portfolio	6,926,518	11,340,026
Funds from issuance of securities (Note 14c)	77,915,080	72,477,559
Mortgage and real estate notes, letters of credit and others	76,409,003	71,479,699
Securities issued overseas	1,110,239	671,060
Structured Operations Certificates	395,838	326,800
Interbank accounts	22,814,004	17,714,318
Unsettled payments and receipts	21,699,885	16,264,612
Correspondent banks	1,114,119	1,449,706
Interdepartmental accounts	4,896,189	4,800,663
Third-party funds in transit	4,896,189	4,800,663
Borrowing (Note 15a)	24,696,412	21,508,622
Borrowing overseas	24,696,412	21,508,622
On-lending in Brazil - official institutions (Note 15b)	7,889,232	11,224,756
National treasury	38,238	64,143
BNDES	2,580,429	4,597,299
FINAME	5,269,053	6,561,724
Other institutions	1,512	1,590
Derivative financial instruments (Notes 3f and 6d II)	15,368,820	13,864,795
Derivative financial instruments	15,368,820	13,864,795
Other liabilities	53,333,521	57,912,925
Payment of taxes and other contributions	3,360,664	3,243,238
Foreign exchange portfolio (Note 9a)	16,151,154	7,105,535
Social and statutory	3,138,744	2,444,258
Tax and social security (Note 18a)	1,695,790	1,792,375
Securities trading	3,183,896	2,049,142
Financial and development funds	1,403	1,297
Subordinated debts (Note 17)	1,109,819	14,250,427
Sundry (Note 18b)	24,692,051	27,026,653
Long-term liabilities	304,481,287	279,232,005
Deposits (Notes 3n and 14a)	124,381,895	103,853,673
Interbank deposits	27,711	48,459
Time deposits (Note 14a)	124,354,184	103,805,214
Securities sold under agreements to repurchase (Notes 3n and 14b)	2,334,442	13,784,487
Own portfolio	2,334,442	13,784,487
Funds from issuance of securities (Note 14c)	89,591,484	71,156,684
Mortgage and real estate notes, letters of credit and others	87,142,959	68,749,426
Securities issued overseas	2,311,961	2,334,319
Structured Operations Certificates	136,564	72,939
Borrowing (Note 15a)	655,832	1,920,137
Borrowing overseas	655,832	1,920,137
On-lending in Brazil - official institutions (Note 15b)	18,144,786	21,888,871
BNDES	8,256,453	9,825,810
FINAME	9,888,333	12,063,061
Derivative financial instruments (Notes 3f and 6d II)	642,992	160,578
Derivative financial instruments	642,992	160,578
Other liabilities	68,729,856	66,467,575
Tax and social security (Note 18a)	2,372,779	2,734,255
Subordinated debts (Note 17)	18,073,621	16,818,082
Eligible Debt Capital Instruments (Note 17)	23,585,220	22,622,595

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2018	2017
Sundry (Note 18b)	24,698,236	24,292,643
Deferred income	365,912	406,567
Deferred income	365,912	406,567
Non-controlling interests in subsidiaries (Note 19)	70,138	17,715
Shareholders' equity (Note 20)	113,038,723	106,807,513
Capital:
- Domiciled in Brazil	66,677,976	58,361,528
- Domiciled overseas	422,024	738,472
Capital reserves	11,441	11,441
Profit reserves	47,331,445	47,620,614
Asset valuation adjustments	(963,649)	515,972
Treasury shares (Note 20d)	(440,514)	(440,514)
Total	1,020,974,346	986,486,396

The accompanying Notes are an integral part of these Financial Statements.

6                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on June 30 – In thousands of Reais

	2018	2017
Revenue from financial intermediation	45,999,771	65,964,517
Loans (Note 8j)	34,019,163	37,650,145
Leases (Note 8j)	779,275	995,021
Operations with securities (Note 6g)	16,073,524	22,631,430
Income from derivative financial instruments (Note 6g)	(7,183,238)	813,640
Foreign exchange operations (Note 9a)	529,278	1,197,531
Reserve requirement (Note 7b)	1,831,401	2,683,447
Sale or transfer of financial assets	(49,632)	(6,697)

Expenses from financial intermediation	39,602,205	50,748,568
Retail and professional market funding (Note 14e)	20,475,998	32,270,669
Borrowing and on-lending (Note 15c)	9,513,497	2,837,408
Leases (Note 8j)	669,305	850,335
Allowance for loan losses (Notes 3g, 8g and 8h)	8,943,405	14,790,156

Gross income from financial intermediation	6,397,566	15,215,949

Other operating income (expenses)	512,217	(6,771,352)
Fee and commission income (Note 21)	12,471,572	11,653,990
Other fee and commission income	8,406,781	7,935,901
Income from banking fees	4,064,791	3,718,089
Payroll and related benefits (Note 22)	(8,543,472)	(8,729,274)
Other administrative expenses (Note 23)	(10,758,453)	(10,568,598)
Tax expenses (Note 24)	(1,910,810)	(2,320,263)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 11)	4,065,908	3,475,332
Other operating income (Note 25)	11,334,477	6,879,239
Other operating expenses (Note 26)	(6,147,005)	(7,161,778)
Operating income	6,909,783	8,444,597
Non-operating income (loss) (Note 27)	(309,419)	(291,239)
Income before income tax and social contribution and non-controlling interests	6,600,364	8,153,358
Income tax and social contribution (Notes 31a and 31b)	2,402,581	(169,824)
Current income tax	(376,945)	(1,970,833)
Current Social Contribution	(1,185,629)	(1,194,541)
Deferred Tax	3,965,155	2,995,550
Non-controlling interests in subsidiaries	(8,437)	(1,364)
Net income	8,994,508	7,982,170

The accompanying Notes are an integral part of these Financial Statements.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2016	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	1,193,088	-	-	1,193,088
Net income	-	-	-	-	-	-	7,982,170	7,982,170
Allocations:
- Reserves	-	-	399,109	4,772,903	-	-	(5,172,012)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(2,810,158)	(2,810,158)
Balance on June 30, 2017	59,100,000	11,441	7,206,237	40,414,377	515,972	(440,514)	-	106,807,513

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(2,848,185)	-	-	(2,848,185)
Net income	-	-	-	-	-	-	8,994,508	8,994,508
Allocations:
- Reserves	-	-	449,725	4,979,707	-	-	(5,429,432)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(3,565,076)	(3,565,076)
Balance on June 30, 2018	67,100,000	11,441	7,989,741	39,341,704	(963,649)	(440,514)	-	113,038,723

The accompanying Notes are an integral part of these Financial Statements.

8                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on June 30 – In thousands of Reais

Description	2018	%	2017	%
1 – Revenue	54,412,307	299.4	62,260,889	305.5
1.1) Financial intermediation	45,999,771	253.1	65,964,517	323.7
1.2) Fees and commissions	12,471,572	68.6	11,653,990	57.2
1.3) Allowance for loan losses	(8,943,405)	(49.2)	(14,790,156)	(72.6)
1.4) Others (Includes Private Social Investment (Note 32b))	4,884,369	26.9	(567,462)	(2.8)
2 – Financial intermediation expenses	(30,658,800)	(168.7)	(35,958,412)	(176.5)
3 – Inputs acquired from third-parties	(6,969,462)	(38.4)	(6,861,761)	(33.7)
Outsourced services	(2,074,938)	(11.4)	(2,005,682)	(9.8)
Data processing	(1,158,610)	(6.4)	(1,112,478)	(5.5)
Communication	(732,002)	(4.0)	(779,067)	(3.8)
Asset maintenance	(563,834)	(3.1)	(554,354)	(2.7)
Financial system services	(446,584)	(2.5)	(506,509)	(2.5)
Security and surveillance	(383,676)	(2.1)	(416,863)	(2.0)
Transport	(366,004)	(2.0)	(375,843)	(1.8)
Material, water, electricity and gas	(299,677)	(1.6)	(324,511)	(1.6)
Advertising and marketing	(395,040)	(2.2)	(288,524)	(1.4)
Travel	(104,528)	(0.6)	(84,944)	(0.4)
Others (Includes Private Social Investment (Note 32b))	(444,569)	(2.4)	(412,986)	(2.0)
4 – Gross value added (1-2-3)	16,784,045	92.4	19,440,716	95.4
5 – Depreciation and amortization	(2,678,376)	(14.7)	(2,538,858)	(12.5)
6 – Net value added produced by the entity (4-5)	14,105,669	77.6	16,901,858	82.9
7 – Value added received through transfer	4,065,908	22.4	3,475,332	17.1
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	4,065,908	22.4	3,475,332	17.1
8 – Value added to distribute (6+7)	18,171,577	100.0	20,377,190	100.0
9 – Value added distributed	18,171,577	100.0	20,377,190	100.0
9.1) Personnel	7,558,337	41.6	7,687,326	37.7
Salaries	3,788,790	20.9	4,031,983	19.8
Benefits	1,965,414	10.8	2,007,521	9.9
Government Severance Indemnity Fund for Employees (FGTS)	338,156	1.9	447,396	2.2
Other	1,465,977	8.1	1,200,426	5.9
9.2) Tax, fees and contributions	493,364	2.7	3,532,035	17.3
Federal	(63,877)	(0.4)	3,124,725	15.3
State	3,091	-	5,139	-
Municipal	554,150	3.0	402,171	2.0
9.3) Remuneration for providers of capital	1,116,931	6.1	1,174,295	5.8
Rental	801,748	4.4	825,306	4.1
Asset leases	315,183	1.7	348,989	1.7
9.4) Value distributed to shareholders	9,002,945	49.5	7,983,534	39.2
Interest on Shareholders’ Equity Dividends paid and/or provisioned	3,565,076	19.6	2,810,158	13.8
Retained earnings	5,429,432	29.9	5,172,012	25.4
Non-controlling interests in retained earnings	8,437	-	1,364	-

The accompanying Notes are an integral part of these Financial Statements.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on June 30 – In thousands of Reais

	2018	2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	6,600,364	8,153,358
Adjustments to net income before income tax and social contribution	19,137,730	27,622,750
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(419,552)	(349,403)
Allowance for loan losses	8,943,405	14,790,156
Depreciation and amortization	2,678,376	2,538,858
Impairment losses of assets	405,592	833,283
Expenses/ reversal with civil, labor and tax provisions	1,783,971	1,142,230
Share of profit (loss) of unconsolidated and jointly controlled companies	(4,065,908)	(3,475,332)
(Gain)/loss on sale of fixed assets	19,617	16,440
(Gain)/loss on sale of foreclosed assets	282,152	246,582
Foreign exchange variation of assets and liabilities overseas/Other	9,510,077	11,879,936
Net income before taxes after adjustments	25,738,094	35,776,108
(Increase)/Decrease in interbank investments	(3,668,633)	1,865,412
(Increase)/Decrease in trading securities and derivative financial instruments	4,420,386	(2,947,966)
(Increase)/Decrease in interbank and interdepartmental accounts	(3,795,100)	(2,142,507)
(Increase)/Decrease in loans and leases	(27,269,449)	(1,291,145)
(Increase)/Decrease in other receivables and other assets	(16,606,884)	(3,153,101)
(Increase)/Decrease in reserve requirement - Central Bank	(4,686,008)	(9,435,726)
Increase/(Decrease) in deposits	33,926,123	26,214,926
Increase/(Decrease) in securities sold under agreements to repurchase	(26,345,367)	(1,269,903)
Increase/(Decrease) in borrowings and on-lending	2,096,401	(1,657,775)
Increase/(Decrease) in other liabilities	8,120,058	(2,493,073)
Increase/(Decrease) in deferred income	(21,675)	(45,519)
Income tax and social contribution paid	(1,945,894)	(2,791,383)
Net cash provided by/(used in) operating activities	(10,037,948)	36,628,348
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	1,667,086	1,163,969
Sale of/maturity of and interest on available-for-sale securities	47,658,256	57,511,609
Proceeds from sale of foreclosed assets	321,409	333,127
Sale of premises and equipment	241,728	758,789
Purchases of available-for-sale securities	(85,485,246)	(59,011,665)
Investment acquisitions	(1,927)	(2,001,400)
Sale of investments	82,699	-
Purchase of premises and equipment	(432,102)	(790,870)
Intangible asset acquisitions	(2,190,341)	(760,957)
Dividends and interest on shareholders’ equity received	20,233	209,421
Net cash provided by/(used in) investing activities	(38,118,205)	(2,587,977)
Cash flow from financing activities:
Funds from securities issued	52,997,057	29,876,733
Settlement and Interest payments of Funds from issuance of securities	(38,698,331)	(56,896,493)
Issuance of subordinated debts	-	6,515,846
Settlement and Interest payments of subordinated debts	(11,090,596)	(8,503,660)
Interest on Shareholders’ Equity Paid	(4,793,024)	(4,720,677)
Non-controlling interest	43,573	(313)
Net cash provided by/(used in) financing activities	(1,541,321)	(33,728,564)
Net increase/(decrease) in cash and cash equivalents	(49,697,474)	311,807
Cash and cash equivalents - at the beginning of the period	155,898,993	181,119,377
Effect of Changes in Exchange Rates in Cash and Cash equivalents	419,552	349,403
Cash and cash equivalents - at the end of the period	106,621,071	181,780,587
Net increase/(decrease) in cash and cash equivalents	(49,697,474)	311,807

The accompanying Notes are an integral part of these  Financial Statements.

10                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on August 27, 2018.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On June 30
	Activity	Equity interest
		2018	2017
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interâtlantico S.A. (1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (2)	Banking	100.00%	99.99%
Banco Bradesco BBI S.A. (1)	Investment bank	99.96%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%	100.00%
Cidade Capital Markets Limited	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento (4)	Banking	50.00%	50.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Services	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (5)
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Uniao	Investment Fund	72.94%	72.34%
Bradesco F.I.C. F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
F.I. Mult. Cred. Priv. Inv. no Exterior Bradesco Bit	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
FIP Multisetorial Plus	Investment Fund	100.00%	100.00%
FII - F.I. R.F. Cred. Privado	Investment Fund	100.00%	100.00%

12                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares and in May, 2018, there were acquisition of shares held by minority shareholders by Banco Bradesco S.A;
(2) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) At the request of the Central Bank of Brazil, from March 2018 we started to consolidate the Crediare S.A. Crédito, Financiamentos e Investimentos; and

(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If

14                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 6.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6.

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution
No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Guaranteed Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this

16                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

18                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 6.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up updated to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 16.

p)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 14c and 17.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

4)     CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	10,166,833	9,437,231
Cash and due from banks in foreign currency	4,995,179	3,829,774
Investments in gold	216	193
Total cash and due from banks	15,162,228	13,267,198
Interbank investments (1)	91,458,843	168,513,389
Total cash and cash equivalents	106,621,071	181,780,587

(1)  It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities purchased under agreements to resell:
Own portfolio position	14,277,767	2,944,842	-	-	17,222,609	24,377,707
● Financial treasury bills	21,967	-	-	-	21,967	6,956,328
● National treasury notes	13,180,636	-	-	-	13,180,636	11,662,272
● National treasury bills	933,775	2,944,842	-	-	3,878,617	5,716,014
● Other	141,389	-	-	-	141,389	43,093
Funded position	47,282,325	29,138,181	1,451,663	-	77,872,169	144,356,172
● National treasury notes	46,566,377	28,349,086	1,129,944	-	76,045,407	56,899,271
● Financial treasury bills	715,948	-	-	-	715,948	58,174,544
● National treasury bills	-	789,095	321,719	-	1,110,814	29,282,357
Unrestricted position	820,683	2,400,782	674,912	-	3,896,377	2,278,404
● National treasury bills	820,683	2,400,782	674,912	-	3,896,377	2,278,404
Subtotal	62,380,775	34,483,805	2,126,575	-	98,991,155	171,012,283
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,251,786	2,719,945	1,289,187	1,202,846	9,463,764	6,296,291
● Provision for losses	(2,046)	(1,047)	(7,409)	-	(10,502)	(12,831)
Subtotal	4,249,740	2,718,898	1,281,778	1,202,846	9,453,262	6,283,460
Total in 2018	66,630,515	37,202,703	3,408,353	1,202,846	108,444,417
%	61.5	34.3	3.1	1.1	100.0
Total in 2017	171,697,807	3,530,842	938,817	1,128,277		177,295,743
%	96.8	2.0	0.5	0.6		100.0

20                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the six month period ended June 30 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	158,448	265,245
• Funded position	3,748,128	9,476,507
• Unrestricted position	1,099,201	358,857
Subtotal	5,005,777	10,100,609
Income from interest-earning deposits in other banks	250,721	239,555
Total (Note 6g)	5,256,498	10,340,164

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	2018	%	2017	%
Trading securities	45,712,084	16.7	54,131,681	24.4
- Government securities	24,305,807	8.9	29,887,721	13.5
- Corporate securities	7,460,164	2.7	9,219,480	4.2
- Derivative financial instruments (1) (5)	13,946,113	5.1	15,024,480	6.7
Available-for-sale securities (2)	199,560,406	72.9	155,678,967	70.1
- Government securities	133,468,968	48.8	96,630,216	43.5
- Corporate securities	66,091,438	24.1	59,048,751	26.6
Held-to-maturity securities (2)	28,472,656	10.4	12,262,241	5.5
- Government securities	17,034,546	6.2	29,038	-
- Corporate securities	11,438,110	4.2	12,233,203	5.5
Total	273,745,146	100.0	222,072,889	100.0

- Government securities	174,809,321	63.9	126,546,975	57.0
- Corporate securities	98,935,825	36.1	95,525,914	43.0
Total	273,745,146	100.0	222,072,889	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
Financial treasury bills	-	531,559	243,191	14,008,116	14,782,866	14,782,561	305	14,820,203	(1,081)
National treasury notes	-	169,040	531,193	7,071,879	7,772,112	7,820,116	(48,004)	6,753,720	146,793
Financial bills	-	147,633	256,701	411,683	816,017	815,293	724	2,698,034	8,604
Debentures	46,929	85,305	-	1,270,583	1,402,817	1,459,994	(57,177)	1,841,502	(242,220)
National treasury bills	26,083	226,755	181,279	663,956	1,098,073	1,096,352	1,721	7,975,423	18,548
Brazilian foreign debt securities	8,042	-	-	163,880	171,922	183,141	(11,219)	7,937	(26)
Derivative financial instruments (1) (5)	12,015,350	489,127	502,063	939,573	13,946,113	17,267,221	(3,321,108)	15,024,480	(6,449,323)
Other	2,770,104	481,298	664,006	1,806,756	5,722,164	5,769,811	(47,647)	5,010,382	(53,002)
Total	14,866,508	2,130,717	2,378,433	26,336,426	45,712,084	49,194,489	(3,482,405)	54,131,681	(6,571,707)
Derivative financial instruments (liabilities) (5)	(14,357,767)	(597,299)	(413,754)	(642,992)	(16,011,812)	(12,714,231)	(3,297,581)	(14,025,373)	(3,325,741)

II)   Available-for-sale securities

Securities (2) (6)	On June 30 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
National treasury bills	1,185,208	3,029,215	65,963,779	46,233,583	116,411,785	115,696,270	715,515	81,877,382	1,442,512
Debentures	725,580	697,920	5,029,645	33,976,456	40,429,601	41,209,310	(779,709)	38,130,412	(789,673)
National treasury notes	-	733,282	2,550,339	6,086,083	9,369,704	9,185,811	183,893	10,306,348	372,721
Foreign corporate securities	137,455	623,494	1,159,970	8,060,853	9,981,772	10,180,355	(198,583)	11,122,763	(210,053)
Shares	7,069,530	-	-	-	7,069,530	8,199,723	(1,130,193)	6,648,800	(733,505)
Foreign government bonds	191,914	3,415,259	-	-	3,607,173	3,612,276	(5,103)	1,551,478	(9,616)
Certificates of real estate receivables	-	-	10,812	728,412	739,224	728,519	10,705	1,068,103	(39,356)
Brazilian foreign debt securities	31,462	-	-	1,732,217	1,763,679	1,831,296	(67,617)	585,984	18,755
Financial treasury bills	-	10,351	856,711	1,407,172	2,274,234	2,272,377	1,857	2,261,856	511
Promissory Notes	-	1,697,278	4,105,549	-	5,802,827	5,763,239	39,588	820,285	(1,121)
Other	1,673,222	-	-	437,655	2,110,877	2,102,304	8,573	1,305,556	35,047
Subtotal	11,014,371	10,206,799	79,676,805	98,662,431	199,560,406	200,781,480	(1,221,074)	155,678,967	86,222
Accounting Hedge (Note 6f)	-	-	-	-	-	-	(285,786)	-	21,282
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(572,732)	-	(307,494)
Total	11,014,371	10,206,799	79,676,805	98,662,431	199,560,406	200,781,480	(2,079,592)	155,678,967	(199,990)

22                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (2) (6)	On June 30 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
National treasury bills	-	-	-	16,214,867	16,214,867	16,214,867	-	-	-
Certificates of real estate receivables	-	41	9,896	11,428,173	11,438,110	10,932,098	(506,012)	12,233,203	(506,724)
National treasury notes	144	1,237	1,204	814,220	816,805	816,805	-	8,381	-
Other	-	-	-	2,874	2,874	2,874	-	20,657	178
Total	144	1,278	11,100	28,460,134	28,472,656	27,966,644	(506,012)	12,262,241	(506,546)

c)      Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2018 (3) (4)	Total in 2017 (3) (4)
Own portfolio	13,658,415	7,049,397	28,850,461	72,210,908	121,769,181	131,724,706
Fixed income securities	5,783,376	7,049,397	28,850,461	72,210,908	113,894,142	124,269,064
● National treasury notes	144	205,863	40,296	3,594,004	3,840,307	11,051,906
● Financial treasury bills	-	384,037	632,732	10,961,459	11,978,228	13,211,218
● National treasury bills	1,184,687	9,398	18,329,932	5,688,830	25,212,847	29,175,390
● Debentures	758,687	694,969	4,757,828	32,758,713	38,970,197	39,971,913
● Financial bills	-	147,633	256,701	512,398	916,732	2,698,034
● Certificates of real estate receivables	-	41	20,708	12,204,133	12,224,882	13,335,062
● Foreign corporate securities	271,375	202,406	650,838	4,316,534	5,441,153	7,936,848
● Brazilian foreign debt securities	26,986	-	-	1,215,527	1,242,513	608,326
● Bank deposit certificates	136,443	250,627	-	10	387,080	415,254
● Promissory Notes	-	1,697,276	4,105,549	-	5,802,825	1,210,225
● Other	3,405,054	3,457,147	55,877	959,300	7,877,378	4,654,888
Equity securities	7,875,039	-	-	-	7,875,039	7,455,642
● Shares of listed companies	7,875,039	-	-	-	7,875,039	7,455,642
Restricted securities	207,258	4,800,270	49,825,392	80,073,143	134,906,063	66,533,524
Subject to repurchase agreements	113,027	4,529,232	44,612,411	72,776,720	122,031,390	54,505,069
● National treasury bills	-	3,133,397	40,162,376	56,914,645	100,210,418	49,244,468
● Foreign corporate securities	86,688	609,873	1,117,263	4,839,448	6,653,272	4,696,471
● National treasury notes	-	697,695	3,042,440	5,828,465	9,568,600	303,796
● Financial treasury bills	-	11	18,515	2,025,265	2,043,791	256,759
● Other	26,339	88,256	271,817	3,168,897	3,555,309	3,575
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	83,599
● National treasury bills	-	-	-	-	-	83,599
Privatization rights	-	-	-	41,707	41,707	46,517
Given in guarantee	94,231	271,038	5,212,981	7,254,716	12,832,966	11,898,339
● National treasury notes	-	-	-	4,314,345	4,314,345	3,978,065
● National treasury bills	26,603	113,176	4,764,328	508,932	5,413,039	4,565,934
● Financial treasury bills	-	157,862	448,653	2,431,439	3,037,954	3,344,674
● Other	67,628	-	-	-	67,628	9,666
Derivative financial instruments (1) (5)	12,015,350	489,127	502,063	939,573	13,946,113	15,024,480
Securities sold under repurchase agreements - unrestricted	-	-	2,888,422	235,367	3,123,789	8,790,179
● National treasury bills	-	-	2,888,422	-	2,888,422	6,783,414
● National treasury notes	-	-	-	235,367	235,367	1,734,684
● Financial treasury bills	-	-	-	-	-	272,081
Total	25,881,023	12,338,794	82,066,338	153,458,991	273,745,146	222,072,889
%	9.5	4.5	30.0	56.0	100.0	100.0

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, except those considered as accounting hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) In the first semester of 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$ 405,592 thousand (R$ 833,283 thousand in 2017).

24                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)   Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On June 30 - R$ thousand
	2018		2017
	Nominal value	Net amount value	Nominal value	Net amount value
Futures contracts
Purchase commitments:	155,316,454		146,458,963
- Interbank market	92,588,741	47,093,791	93,823,273	47,752,744
- Foreign currency	62,414,663	-	52,586,084	-
- Other	313,050	170,092	49,606	-
Sale commitments:	119,915,781		107,620,159
- Interbank market (1)	45,494,950	-	46,070,529	-
- Foreign currency (2)	74,277,873	11,863,210	61,471,487	8,885,403
- Other	142,958	-	78,143	28,537

Option contracts
Purchase commitments:	116,668,877		23,223,824
- Interbank market	101,023,808	-	11,885,179	10,554,362
- Foreign currency	15,232,338	1,083,619	11,222,031	1,583,692
- Other	412,731	207,724	116,614	-
Sale commitments:	166,349,014		19,674,655
- Interbank market	151,995,288	50,971,480	1,330,817	-
- Foreign currency	14,148,719	-	9,638,339	-
- Other	205,007	-	8,705,499	8,588,885

Forward contracts
Purchase commitments:	16,853,738		12,297,961
- Foreign currency	16,193,212	-	11,784,574	-
- Other	660,526	-	513,387	13,868
Sale commitments:	19,398,654		16,254,153
- Foreign currency (2)	18,441,365	2,248,153	15,754,634	3,970,060
- Other	957,289	296,763	499,519	-

Swap contracts
Assets (long position):	77,509,334		73,627,402
- Interbank market	6,254,688	2,261,595	7,936,976	5,611,958
- Fixed rate	49,942,201	24,265,065	51,922,671	21,065,185
- Foreign currency	14,138,588	-	12,440,983	-
- IGPM	732,450	-	437,700	-
- Other	6,441,407	3,884,387	889,072	-
Liabilities (unrestricted position):	59,692,490		49,899,424
- Interbank market	3,993,093	-	2,325,018	-
- Fixed rate	25,677,136	-	30,857,486	-
- Foreign currency	26,729,241	12,590,653	13,846,145	1,405,162
- IGPM	736,000	3,550	710,000	272,300
- Other	2,557,020	-	2,160,775	1,271,703

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$ 4,728,847 thousand (R$ 4,603,132 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$ 10,485,976 thousand (R$ 16,383,339 thousand in 2017) (note 6f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$ 57,968,309 thousand (R$ 48,677,787 thousand in 2017).

26                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On June 30 - R$ thousand
	2018			2017
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps	13,807,170	(3,503,486)	10,303,684	19,749,295	(6,396,785)	13,352,510
Adjustment receivable - future	704	-	704	975	-	975
Receivable forward purchases	1,583,553	-	1,583,553	654,841	-	654,841
Receivable forward sales (1)	627,938	-	627,938	626,747	-	626,747
Premiums on exercisable options	1,247,856	182,378	1,430,234	441,945	(52,538)	389,407
Total assets (A)	17,267,221	(3,321,108)	13,946,113	21,473,803	(6,449,323)	15,024,480
Adjustment payables - swaps	(9,248,658)	(3,045,997)	(12,294,655)	(8,528,256)	(3,348,041)	(11,876,297)
Adjustment payables - future	(3,318)	-	(3,318)	(1,880)	-	(1,880)
Payable forward purchases	(674,881)	-	(674,881)	(1,001,656)	-	(1,001,656)
Payable forward sales	(1,328,507)	-	(1,328,507)	(677,528)	-	(677,528)
Premiums on written options	(1,458,867)	(251,584)	(1,710,451)	(490,312)	22,300	(468,012)
Total liabilities (B)	(12,714,231)	(3,297,581)	(16,011,812)	(10,699,632)	(3,325,741)	(14,025,373)

Net Effect (A-B)	4,552,990	(6,618,689)	(2,065,699)	10,774,171	(9,775,064)	999,107

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2018	2017
Futures contracts (1)	91,011,061	15,233,430	74,893,292	94,094,452	275,232,235	254,079,122
Option contracts	10,548,301	213,666,923	46,135,696	12,666,971	283,017,891	42,898,479
Forward contracts (1)	20,128,597	7,135,137	6,885,732	2,102,926	36,252,392	28,552,114
Swap contracts	6,154,907	13,968,065	11,736,518	105,342,334	137,201,824	123,526,826
Total in 2018	127,842,866	250,003,555	139,651,238	214,206,683	731,704,342
Total in 2017	116,596,344	35,077,747	147,494,964	149,887,486		449,056,541

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On June 30 - R$ thousand
	2018	2017
Government securities
National treasury notes	4,916,695	4,614,789
National treasury bills	3,769,858	2,994,173
Total	8,686,553	7,608,962

V)  Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand
	2018	2017
Swap contracts	(1,846,732)	276,690
Forward contracts (1)	(444,282)	(295,828)
Option contracts	(353,921)	(160,013)
Futures contracts (1)	(4,538,303)	992,791
Total (Note 6g)	(7,183,238)	813,640

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On June 30 - R$ thousand
	2018	2017
B3 (stock exchange)	496,600,699	231,500,270
B3 (over-the-counter)	179,920,995	166,198,389
Overseas (stock exchange) (1)	45,476,695	44,100,246
Overseas (over-the-counter) (1)	9,705,953	7,257,636
Total	731,704,342	449,056,541

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On June 30, 2018, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 768,422 thousand (2017 - R$ 220,210 thousand) and “bonds of the Brazilian public debt” in the amount of R$ 1,318,275 thousand (2017 - R$ 363,902 thousand); and the risk transferred in credit swaps whose underlying assets are Brazilian public debt”, was R$ (886,834) thousand (R$ (16,541) thousand in 2017), and “foreign public debt derivatives” was R$ (231,348) thousand, amounting to a total net credit risk value of R$ 968,515 thousand (2017 - R$ 567,571 thousand), with an effect on the calculation of required shareholders’ equity of R$ 68,538 thousand (2017 - R$ 23,122 thousand). The contracts related to credit derivatives transactions described above are due in 2025. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ 304 thousand (2017 - R$ (616) thousand). There were no credit events, as defined in the agreements, during the period.

f)       Hedge Accounting

On June 30, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082 / 02, composed by:

I)    Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

28                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	10,485,976	9,484,831	19,579	11,747
Hedge of interest payments on funding (2)	4,728,847	4,637,720	(44,727)	(26,836)
Total in 2018	15,214,823	14,122,551	(25,148)	(15,089)
*
Hedge of interest receipts from investments in securities (1)	16,383,339	18,046,986	204,456	122,674
Hedge of interest payments on funding (2)	4,603,132	4,594,907	(28,839)	(17,303)
Total in 2017	20,986,471	22,641,893	175,617	105,371

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and (2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082 / 02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ 5,074 thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in during the first semester of 2018 were R$ 14,464 thousand.

II)   Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,382,494	752,159	(260,638)	(156,383)
Total in 2018	1,382,494	752,159	(260,638)	(156,383)
*
Hedge of exchange variation on future cash flows (1)	1,172,402	661,360	(154,335)	(92,601)
Total in 2017	1,172,402	661,360	(154,335)	(92,601)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 4,182 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in during the first semester of 2018 were R$ (6,258) thousand.

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Income from securities, insurance and derivative financial instruments

	In the six month period ended June 30 - R$ thousand
	2018	2017
Fixed income securities (1)	10,733,256	11,562,160
Interbank investments (Note 5b)	5,256,498	10,340,164
Equity securities	83,770	729,106
Subtotal	16,073,524	22,631,430
Income from derivative financial instruments (Note 6d V)	(7,183,238)	813,640
Total	8,890,286	23,445,070

(1)  In the first semester of 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$ 405,592 thousand (R$ 833,283 thousand in 2017).

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	7,230,446	4,820,146
Compulsory deposit – savings deposits	savings index	20,437,684	19,270,779
Compulsory deposit – time deposits	Selic rate	43,685,879	38,155,072
Additional compulsory deposit – savings deposits	Selic rate	-	5,226,260
Requirement rural loans funds	not remunerated	46,225	-
Reserve requirement – SFH	TR + interest rate	1,241,906	825,908
Total		72,642,140	68,298,165

b)       Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	1,806,363	2,654,557
Reserve requirement – SFH	25,038	28,890
Total	1,831,401	2,683,447

30                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	% (4)	Total in 2017 (A)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	21,221,476	10,786,837	9,867,075	19,432,647	25,019,790	74,462,999	160,790,824	36.6	151,440,966	36.0
Financing	5,153,172	3,708,013	3,540,477	9,547,671	17,411,632	89,446,934	128,807,899	29.3	127,607,532	30.4
Agricultural and agribusiness loans	2,093,884	1,224,200	1,393,421	4,436,148	4,030,545	8,838,838	22,017,036	5.0	21,649,869	5.2
Subtotal	28,468,532	15,719,050	14,800,973	33,416,466	46,461,967	172,748,771	311,615,759	70.9	300,698,367	71.6
Leases	95,070	83,395	86,298	241,278	391,931	1,060,564	1,958,536	0.4	2,155,805	0.5
Advances on foreign exchange contracts (2)	3,436,390	1,842,654	1,667,060	2,588,279	3,429,569	65,079	13,029,031	3.0	9,696,091	2.3
Subtotal	31,999,992	17,645,099	16,554,331	36,246,023	50,283,467	173,874,414	326,603,326	74.3	312,550,263	74.4
Other receivables (3)	17,619,089	6,522,189	3,428,167	5,158,241	2,880,655	624,688	36,233,029	8.2	30,794,874	7.3
Total loans	49,619,081	24,167,288	19,982,498	41,404,264	53,164,122	174,499,102	362,836,355	82.5	343,345,137	81.7
Acquisition of credit card receivables	1,425,815	656,901	482,985	827,125	521,319	-	3,914,145	0.9	1,639,010	0.4
Subtotal	51,044,896	24,824,189	20,465,483	42,231,389	53,685,441	174,499,102	366,750,500	83.4	344,984,147	82.1
Sureties and guarantees	3,635,781	540,799	1,538,495	6,352,354	9,681,031	50,016,487	71,764,947	16.3	73,743,868	17.6
Loan assignment - real estate receivables certificate	33,116	33,114	33,112	95,298	142,223	478,166	815,029	0.2	967,852	0.2
Guarantee given on rural loans assigned	-	-	-	-	-	76,709	76,709	-	88,696	-
Letters of credit for imports	95,987	135,660	35,326	84,322	48,558	-	399,853	0.1	299,127	0.1
Confirmed exports loans	2,791	-	-	20,000	60,000	-	82,791	-	42,065	-
Total - Off-balance-sheet accounts	3,767,675	709,573	1,606,933	6,551,974	9,931,812	50,571,362	73,139,329	16.6	75,141,608	17.9
Total in 2018	54,812,571	25,533,762	22,072,416	48,783,363	63,617,253	225,070,464	439,889,829	100.0
Total in 2017	43,180,502	27,252,066	19,952,666	50,026,192	67,080,461	212,633,868			420,125,755	100.0

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	% (4)	Total in 2017 (B)	% (4)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,867,453	1,399,666	899,889	2,745,172	3,420,357	10,332,537	83.6	11,820,224	83.0
Financing	298,909	223,277	257,410	282,883	219,194	1,281,673	10.4	1,360,323	9.6
Agricultural and agribusiness loans	26,868	30,611	14,327	43,470	89,385	204,661	1.7	252,496	1.8
Subtotal	2,193,230	1,653,554	1,171,626	3,071,525	3,728,936	11,818,871	95.7	13,433,043	94.4
Leases	2,864	2,462	1,827	3,875	3,046	14,074	0.1	50,016	0.4
Advances on foreign exchange contracts (2)	20,654	14,374	6,722	55,958	-	97,708	0.8	268,319	1.9
Subtotal	2,216,748	1,670,390	1,180,175	3,131,358	3,731,982	11,930,653	96.6	13,751,378	96.7
Other receivables (3)	7,923	22,264	36,383	64,863	293,189	424,622	3.4	472,962	3.3
Total in 2018	2,224,671	1,692,654	1,216,558	3,196,221	4,025,171	12,355,275	100.0
Total in 2017	1,949,516	1,858,333	1,709,936	3,564,998	5,141,557			14,224,340	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	% (4)	Total in 2017 (C)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	670,690	520,994	485,789	1,175,550	1,921,797	4,657,453	9,432,273	61.4	11,823,792	67.6
Financing	233,271	197,604	196,093	536,807	878,026	3,486,825	5,528,626	36.0	5,227,531	29.9
Agricultural and agribusiness loans	1,973	55,496	1,625	9,477	51,702	72,106	192,379	1.3	248,690	1.4
Subtotal	905,934	774,094	683,507	1,721,834	2,851,525	8,216,384	15,153,278	98.7	17,300,013	98.9
Leases	2,676	2,492	2,358	6,566	12,217	24,759	51,068	0.3	158,674	0.9
Subtotal	908,610	776,586	685,865	1,728,400	2,863,742	8,241,143	15,204,346	99.0	17,458,687	99.8
Other receivables (3)	6,552	5,514	5,181	14,054	21,171	112,319	164,791	1.0	42,102	0.2
Total in 2018	915,162	782,100	691,046	1,742,454	2,884,913	8,353,462	15,369,137	100,0
Total in 2017	981,675	873,586	815,350	2,046,114	3,397,861	9,386,203			17,500,789	100.0

32                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Total
	Total in 2018 (A+B+C)	% (4)	Total in 2017 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	180,555,634	38.7	175,084,982	38.8
Financing	135,618,198	29.0	134,195,386	29.7
Agricultural and agribusiness loans	22,414,076	4.8	22,151,055	4.9
Subtotal	338,587,908	72.5	331,431,423	73.4
Leases	2,023,678	0.4	2,364,495	0.5
Advances on foreign exchange contracts (2) (Note 9a)	13,126,739	2.8	9,964,410	2.2
Subtotal	353,738,325	75.7	343,760,328	76.1
Other receivables (3)	36,822,442	7.9	31,309,938	6.9
Total loans	390,560,767	83.6	375,070,266	83.0
Acquisition of credit card receivables	3,914,145	0.8	1,639,010	0.4
Subtotal	394,474,912	84.4	376,709,276	83.4
Sureties and guarantees	71,764,947	15.3	73,743,868	16.3
Loan assignment - real estate receivables certificate	815,029	0.2	967,852	0.2
Guarantee given on rural loans assigned	76,709	-	88,696	-
Letters of credit for imports	399,853	0.1	299,127	0.1
Confirmed exports loans	82,791	-	42,065	-
Total - Off-balance-sheet accounts	73,139,329	15.6	75,141,608	16.6
Total in 2018	467,614,241	100.0
Total in 2017			451,850,884	100.0

(1) Including credit card loans and advances on credit card receivables of R$ 13,898,610 thousand (R$ 16,466,738 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$ 26,466,763 thousand (R$ 24,404,890 thousand in 2017); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	23,439,112	80,358,027	15,265,686	27,930,021	7,956,913	5,433,617	4,037,487	2,510,126	13,624,645	180,555,634	46.3	175,084,982	46.7
Financing	80,758,274	21,466,648	15,301,289	9,682,683	2,448,615	1,817,591	772,536	528,095	2,842,467	135,618,198	34.7	134,195,386	35.8
Agricultural and agribusiness loans	7,063,750	5,233,147	7,309,202	1,979,127	487,852	106,340	30,820	23,969	179,869	22,414,076	5.7	22,151,055	5.9
Subtotal	111,261,136	107,057,822	37,876,177	39,591,831	10,893,380	7,357,548	4,840,843	3,062,190	16,646,981	338,587,908	86.7	331,431,423	88.4
Leases	307,429	358,156	1,200,690	47,882	14,558	26,918	9,718	2,590	55,737	2,023,678	0.5	2,364,495	0.6
Advances on foreign exchange contracts (2)	5,386,378	2,666,797	2,401,881	2,088,041	32,236	336,905	46,588	23,648	144,265	13,126,739	3.4	9,964,410	2.7
Subtotal	116,954,943	110,082,775	41,478,748	41,727,754	10,940,174	7,721,371	4,897,149	3,088,428	16,846,983	353,738,325	90.6	343,760,328	91.7
Other receivables	8,369,070	19,566,172	3,666,941	3,921,133	228,073	138,989	66,483	41,842	823,739	36,822,442	9.4	31,309,938	8.3
Total in 2018	125,324,013	129,648,947	45,145,689	45,648,887	11,168,247	7,860,360	4,963,632	3,130,270	17,670,722	390,560,767	100.0
%	32.2	33.2	11.6	11.7	2.9	2.0	1.3	0.8	4.3	100.0
Total in 2017	115,124,395	123,307,634	45,766,139	43,597,254	12,315,396	7,360,308	3,814,006	3,254,797	20,530,337			375,070,266	100.0
%	30.7	32.9	12.2	11.6	3.3	2.0	1.0	0.9	5.5			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2) Note 9a.

34                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,227,857	3,018,977	2,014,471	1,414,047	1,230,945	1,200,471	5,262,369	15,369,137	100.0	17,500,789	100.0
1 to 30	-	-	149,423	175,656	110,046	71,439	63,218	58,794	286,586	915,162	6.0	981,675	5.6
31 to 60	-	-	112,510	193,971	87,519	56,741	53,516	42,499	235,344	782,100	5.1	873,586	5.0
61 to 90	-	-	94,047	123,394	84,833	57,016	52,855	43,228	235,673	691,046	4.5	815,350	4.7
91 to 180	-	-	176,963	291,512	232,085	166,650	140,833	112,752	621,659	1,742,454	11.3	2,046,114	11.7
181 to 360	-	-	251,648	575,644	387,359	254,026	233,161	207,306	975,769	2,884,913	18.8	3,397,861	19.4
More than 360	-	-	443,266	1,658,800	1,112,629	808,175	687,362	735,892	2,907,338	8,353,462	54.3	9,386,203	53.6
Past-due installments (2)	-	-	428,550	975,848	1,629,699	794,895	1,482,291	887,420	6,156,572	12,355,275	100.0	14,224,340	100.0
1 to 14	-	-	8,874	116,786	758,447	30,052	19,273	95,418	179,558	1,208,408	9.8	891,711	6.3
15 to 30	-	-	410,841	231,403	88,543	56,374	39,986	26,955	162,161	1,016,263	8.2	1,057,805	7.4
31 to 60	-	-	8,835	606,683	176,642	115,995	393,070	51,691	339,738	1,692,654	13.7	1,858,333	13.1
61 to 90	-	-	-	17,030	574,314	117,427	98,196	57,858	351,733	1,216,558	9.8	1,709,936	12.0
91 to 180	-	-	-	3,946	31,753	453,971	914,223	633,654	1,158,674	3,196,221	25.9	3,564,998	25.1
181 to 360	-	-	-	-	-	21,076	17,543	21,844	3,880,494	3,940,957	31.9	5,045,460	35.4
More than 360	-	-	-	-	-	-	-	-	84,214	84,214	0.7	96,097	0.7
Subtotal	-	-	1,656,407	3,994,825	3,644,170	2,208,942	2,713,236	2,087,891	11,418,941	27,724,412		31,725,129
Specific provision	-	-	16,564	119,844	364,417	662,683	1,356,619	1,461,524	11,418,941	15,400,592		18,700,395

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	125,324,013	129,648,947	43,489,282	41,654,062	7,524,077	5,651,418	2,250,396	1,042,379	6,251,781	362,836,355	100.0	343,345,137	100.0
1 to 30	12,117,937	19,991,550	5,541,685	8,071,479	842,262	2,134,992	137,683	115,126	666,367	49,619,081	13.7	37,797,491	11.0
31 to 60	6,327,151	10,028,224	2,742,117	3,867,521	269,364	383,329	81,686	43,034	424,862	24,167,288	6.7	25,079,115	7.3
61 to 90	5,494,481	8,790,312	2,237,932	2,716,969	319,052	124,015	38,804	29,041	231,892	19,982,498	5.5	18,054,638	5.3
91 to 180	13,111,681	15,543,219	4,984,939	5,787,042	772,405	305,651	101,759	341,976	455,592	41,404,264	11.4	43,241,789	12.6
181 to 360	16,816,580	20,552,744	6,779,186	6,476,728	889,551	363,141	135,081	121,622	1,029,489	53,164,122	14.7	53,653,823	15.6
More than 360	71,456,183	54,742,898	21,203,423	14,734,323	4,431,443	2,340,290	1,755,383	391,580	3,443,579	174,499,102	48.0	165,518,281	48.2
Generic provision	-	648,245	434,893	1,249,622	752,408	1,695,426	1,125,198	729,665	6,251,781	12,887,238		11,837,048
Total in 2018	125,324,013	129,648,947	45,145,689	45,648,887	11,168,247	7,860,360	4,963,632	3,130,270	17,670,722	390,560,767
Existing provision	-	731,575	486,730	1,510,311	1,673,986	5,244,061	4,823,441	3,033,975	17,670,722	35,174,801
Minimum required provision	-	648,245	451,457	1,369,466	1,116,825	2,358,109	2,481,817	2,191,189	17,670,722	28,287,830
Excess provision	-	83,330	35,273	140,845	557,161	2,885,952	2,341,624	842,786	-	6,886,971
Total in 2017	115,124,395	123,307,634	45,766,139	43,597,254	12,315,396	7,360,308	3,814,006	3,254,797	20,530,337			375,070,266
Existing provision	-	695,855	502,747	1,483,406	1,892,416	5,452,993	3,762,098	3,131,564	20,530,337			37,451,416
Minimum required provision	-	616,532	457,662	1,307,917	1,231,540	2,208,093	1,907,003	2,278,359	20,530,337			30,537,443
Excess provision	-	79,323	45,085	175,489	660,876	3,244,900	1,855,095	853,205	-			6,913,973

(1) Percentage of maturities by type of installment.

36                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On June 30 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	9,087,540	2.3	8,081,522	2.2
10 largest borrowers	33,697,877	8.6	30,854,198	8.2
20 largest borrowers	51,765,908	13.3	47,158,666	12.6
50 largest borrowers	73,806,142	18.9	69,048,720	18.4
100 largest borrowers	91,523,131	23.4	86,436,740	23.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On June 30 - R$ thousand
	2018	%	2017	%
Public sector	9,325,261	2.4	8,081,522	2.2
Oil, derivatives and aggregate activities	9,087,540	2.3	8,081,522	2.2
Production and distribution of electricity	2,294	-	-	-
Services	235,427	0.1	-	-
Private sector	381,235,506	97.6	366,988,744	97.8
Companies	199,719,262	51.1	196,663,815	52.4
Real estate and construction activities	28,087,651	7.2	29,665,326	7.9
Retail	26,948,921	6.9	21,528,041	5.7
Services	19,297,626	4.9	17,825,244	4.8
Transportation and concession	15,962,294	4.1	14,735,277	3.9
Automotive	12,016,051	3.1	12,865,841	3.4
Food products	12,394,433	3.2	10,469,874	2.8
Wholesale	9,916,910	2.5	9,726,602	2.6
Production and distribution of electricity	6,004,914	1.5	7,865,649	2.1
Iron and steel industry	7,639,265	2.0	7,566,006	2.0
Sugar and alcohol	7,564,020	1.9	7,004,304	1.9
Holding	3,835,191	1.0	5,835,271	1.6
Capital goods	2,740,303	0.7	4,493,802	1.2
Pulp and paper	3,046,627	0.8	3,881,806	1.0
Chemical	3,823,138	1.0	3,683,140	1.0
Cooperative	3,831,002	1.0	3,911,770	1.0
Financial	2,364,089	0.6	3,396,929	0.9
Leisure and tourism	2,824,784	0.7	2,812,210	0.7
Textiles	1,961,281	0.5	2,374,860	0.6
Agriculture	1,994,657	0.5	2,498,668	0.7
Oil, derivatives and aggregate activities	1,820,208	0.5	2,348,986	0.6
Other industries	25,645,897	6.6	22,174,209	5.9
Individuals	181,516,244	46.5	170,324,929	45.4
Total	390,560,767	100.0	375,070,266	100.0

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 YTD (2)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	125,324,013	125,324,013	32.0	32.0	30.6
A	-	-	-	129,648,947	129,648,947	33.2	65.2	63.5
B	428,550	1,227,857	1,656,407	43,489,282	45,145,689	11.6	76.8	75.7
C	975,848	3,018,977	3,994,825	41,654,062	45,648,887	11.7	88.5	87.3
Subtotal	1,404,398	4,246,834	5,651,232	340,116,304	345,767,536	88.5
D	1,629,699	2,014,471	3,644,170	7,524,077	11,168,247	2.9	91.4	90.6
E	794,895	1,414,047	2,208,942	5,651,418	7,860,360	2.0	93.4	92.6
F	1,482,291	1,230,945	2,713,236	2,250,396	4,963,632	1.3	94.7	93.6
G	887,420	1,200,471	2,087,891	1,042,379	3,130,270	0.8	95.5	94.5
H	6,156,572	5,262,369	11,418,941	6,251,781	17,670,722	4.5	100.0	100.0
Subtotal	10,950,877	11,122,303	22,073,180	22,720,051	44,793,231	11.5
Total in 2018	12,355,275	15,369,137	27,724,412	362,836,355	390,560,767	100.0
%	3.2	3.9	7.1	92.9	100.0
Total in 2017	14,224,340	17,500,789	31,725,129	343,345,137	375,070,266
%	3.8	4.7	8.5	91.5	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

38                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 YTD (1)	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	648,245	648,245	83,330	731,575	0.6	0.5
B	1.0	4,285	12,279	16,564	434,893	451,457	35,273	486,730	1.1	1.1
C	3.0	29,275	90,569	119,844	1,249,622	1,369,466	140,845	1,510,311	3.3	3.4
Subtotal		33,560	102,848	136,408	2,332,760	2,469,168	259,448	2,728,616	0.8	0.8
D	10.0	162,970	201,447	364,417	752,408	1,116,825	557,161	1,673,986	15.0	15.4
E	30.0	238,469	424,214	662,683	1,695,426	2,358,109	2,885,952	5,244,061	66.7	74.1
F	50.0	741,146	615,473	1,356,619	1,125,198	2,481,817	2,341,624	4,823,441	97.2	98.6
G	70.0	621,194	840,330	1,461,524	729,665	2,191,189	842,786	3,033,975	96.9	96.2
H	100.0	6,156,572	5,262,369	11,418,941	6,251,781	17,670,722	-	17,670,722	100.0	100.0
Subtotal		7,920,351	7,343,833	15,264,184	10,554,478	25,818,662	6,627,523	32,446,185	72.4	73.5
Total in 2018		7,953,911	7,446,681	15,400,592	12,887,238	28,287,830	6,886,971	35,174,801	9.0
%		22.6	21.2	43.8	36.6	80.4	19.6	100.0
Total in 2017		9,822,640	8,877,755	18,700,395	11,837,048	30,537,443	6,913,973	37,451,416		10.0
%		26.2	23.7	49.9	31.6	81.5	18.5	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	R$ thousand
	2018	2017
- Specific provision (1)	16,827,365	22,468,102
- Generic provision (2)	12,695,067	10,754,621
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,417,909	40,713,074
Accounting for allowance for loan losses (Note 8h-1) (5)	8,943,405	14,790,156
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Net write-offs/other	(10,186,513)	(14,990,824)
Closing balance on June 30	35,174,801	37,451,416
- Specific provision (1)	15,400,592	18,700,395
- Generic provision (2)	12,887,238	11,837,048
- Excess provision (3)	6,886,971	6,913,973

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 8f);
(4) Until December, 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 3,060,990 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$ 604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 18b), and the remaining balance (R$ 2,456,367 thousand) was allocated to “Excess Provision”; and

(5) Includes, in the first semester of 2017, the formation of allowance for loan losses, in the amount of R$ 2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand
	2018	2017
Amount recognized (1)	8,943,405	12,333,789
Amount recovered (2) (3)	(3,082,034)	(3,611,047)
Allowance for Loan Losses expense net of amounts recovered	5,861,371	8,722,742

(1) In the first semester of 2017, it refers to the formation of allowance for loan losses, in the amount of R$ 14,790,156 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$ 2,456,367 thousand (Note 8g);

(2) Classified in income from loans (Note 8j); and
(3) In the first semester of 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 8,849,035 thousand (R$ 3,324,546 thousand in 2017), whose sale value was R$ 155,490 thousand (R$ 35,393 thousand in 2017).

i)       Changes in the renegotiated portfolio

	On June 30 - R$ thousand
	2018	2017
Opening balance on December 31	17,191,084	17,501,423
Amount renegotiated	7,365,907	8,967,012
Amount received	(4,391,967)	(5,246,690)
Write-offs	(2,980,475)	(3,025,781)
Closing balance on June 30	17,184,549	18,195,964
Allowance for loan losses	13,334,580	13,710,615
Percentage on renegotiated portfolio	77.6%	75.3%

40                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	In the six month period ended June 30 - R$ thousand
	2018	2017
Discounted trade receivables and loans	22,260,209	24,660,019
Financing	7,732,345	8,541,308
Agricultural and agribusiness loans	944,575	837,771
Subtotal	30,937,129	34,039,098
Recovery of credits charged-off as losses	3,082,034	3,611,047
Subtotal	34,019,163	37,650,145
Leases, net of expenses	109,970	144,686
Total	34,129,133	37,794,831

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	In the six month period ended June 30 - R$ thousand
	2018	2017
Financial Leases Receivables	1,876,403	2,247,127
Unearned income from leases	(1,846,516)	(2,205,121)
Financial leased assets, plus lease losses (net)	5,534,158	6,739,863
Accrued depreciation on asset finance leasing:	(1,968,168)	(2,655,318)
- Accumulated depreciation	(2,937,992)	(3,967,732)
Difference in depreciation	969,824	1,312,414
Prepaid guaranteed residual value (Note 18b)	(1,572,199)	(1,762,056)
Total present value	2,023,678	2,364,495

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	23,199,914	13,857,981
Foreign exchange and forward documents in foreign currencies	13,581	17,894
Exchange sale receivables	7,896,854	3,568,514
(-) Advances in domestic currency received	(380,749)	(202,110)
Income receivable on advances granted	213,019	159,827
Total	30,942,619	17,402,106
Liabilities – other liabilities
Exchange sales pending settlement	8,400,162	3,591,982
Exchange purchase payables	20,874,410	13,475,321
(-) Advances on foreign exchange contracts	(13,126,739)	(9,964,410)
Other	3,321	2,642
Total	16,151,154	7,105,535
Net foreign exchange portfolio	14,791,465	10,296,571
Off-balance-sheet accounts:
- Loans available for import	399,853	299,127
- Confirmed exports loans	82,791	42,065

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the six month period ended June 30 - R$ thousand
	2018	2017
Foreign exchange income	529,278	1,197,531
Adjustments:
- Income on foreign currency financing (1)	117,450	87,591
- Income on export financing (1)	795,112	1,141,892
- Expenses of liabilities with foreign bankers (2) (Note 15c)	(339,639)	(670,637)
- Funding expenses (3)	(437,210)	(898,476)
- Other (4)	384,187	9,119
Total adjustments	519,900	(330,511)
Adjusted foreign exchange income	1,049,178	867,020

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On June 30 - R$ thousand
	2018	2017
Deferred tax assets (Note 31c)	54,250,173	50,600,905
Credit card operations	26,466,763	26,043,900
Debtors for escrow deposits	16,473,256	15,314,414
Trade and credit receivables	10,104,995	6,908,796
Prepaid taxes	10,791,330	5,977,989
Other debtors	3,724,682	3,811,583
Payments to be reimbursed	1,168,463	725,772
Receivables from sale of assets	207,213	145,409
Other	615,789	770,987
Total	123,802,664	110,299,755

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2018	2017
Real estate	1,535,729	(330,201)	1,205,528	1,274,928
Goods subject to special conditions	724,579	(724,579)	-	-
Vehicles and similar	501,882	(314,699)	187,183	217,126
Inventories/warehouse	13,367	-	13,367	21,324
Machinery and equipment	9,479	(8,508)	971	1,320
Other	23,131	(21,917)	1,214	2,951
Total in 2018	2,808,167	(1,399,904)	1,408,263
Total in 2017	2,825,909	(1,308,260)		1,517,649

b)    Prepaid expenses

	On June 30 - R$ thousand
	2018	2017
Anticipation for acquisition of right to provide financial services	70,255	349,836
Commission on the placement of loans and financing (1)	457,486	477,827
Advertising and marketing expenses (2)	146,674	57,349
Other (3)	1,068,622	1,128,267
Total	1,743,037	2,013,279

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

42                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and are demonstrated below:

Companies (1)	In the six month period ended June 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (4)
			Ordinary (ON)	Preferential (PN)	Quotas			2018	2018	2017
Bradseg Participações S.A.	14,283,442	31,960,103	8	-	-	97.16%	2,931,792	31,052,436	2,848,529	2,356,693
Quixaba Empreendimentos e Participações Ltda.	10,450,772	13,762,203	-	-	10,450,772	100.00%	775,747	13,762,203	775,747	495,757
Kirton Seguros S.A. (2)	-	-	-	-	-	-	-	-	62,654	122,637
Bradesco Seguros S.A. (2)	8,977,951	16,209,187	48,891	-	-	6.31%	597,992	1,023,333	37,753	-
Tibre Holdings Ltda.	350,000	615,510	-	-	350,000	100.00%	13,604	615,510	13,604	23,862
Bradescard Elo Participações S.A.	790,000	1,502,362	4,167,605	-	-	100.00%	152,638	1,502,362	152,638	112,073
Embaúba Holdings Ltda.	326,000	483,818	-	-	285,905	87.70%	9,641	424,308	8,455	96,548
BF Promotora de Vendas Ltda.	2,426,220	2,254,810	-	-	2,426,220	100.00%	13,944	2,254,810	13,944	2,793
Haitong Banco de Investimento do Brasil S.A.	420,000	514,790	12,734	12,734	-	20.00%	(6,985)	102,958	(1,397)	(10,544)
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,148,576	-	-	102,102,670	100.00%	33,110	1,148,576	33,110	41,470
Bankpar Brasil Ltda.	290,000	624,548	-	-	290,000	100.00%	27,556	624,548	27,556	35,912
Other (3)								2,474,623	93,315	198,131
Earnings of Associates and Subsidiaries								54,985,667	4,065,908	3,475,332

(1) Date related to June 30, 2018;

(2) Company incorporated in June 2018 by Bradesco Seguros S.A.;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On June 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	90,422	(36,634)	53,788	269,839
- Land	-	95,587	-	95,587	380,594
Facilities, furniture and premises and equipment	10%	4,758,101	(2,660,205)	2,097,896	2,214,278
Security and communication systems	10%	316,247	(191,494)	124,753	119,430
Data processing systems	20 to 40%	4,232,697	(2,706,869)	1,525,828	1,362,955
Transportation systems	10 to 20%	84,293	(51,757)	32,536	41,890
Fixed Assets in course	-	286	-	286	-
Subtotal		9,577,633	(5,646,959)	3,930,674	4,388,986
Leases premises and equipment		5,796,010	(2,230,020)	3,565,990	4,084,545
Total in 2018		15,373,643	(7,876,979)	7,496,664
Total in 2017		16,443,349	(7,969,818)		8,473,531

The immobilization index in relation to the reference equity "prudential conglomerate" was 44.9%, with a maximum limit of 50.0%.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	5,690,491	(1,997,272)	3,693,219	1,759,488
Software (2)	20%	8,675,121	(6,267,773)	2,407,348	2,682,166
Goodwill (3)	Up to 20%	11,906,621	(5,294,710)	6,611,911	9,371,742
Other	Contract	22,959	(18,905)	4,054	-
Total in 2018		26,295,192	(13,578,660)	12,716,532
Total in 2017		24,000,817	(10,187,421)		13,813,396

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 574,764 thousand, Bradescard Mexico - R$ 16,163 thousand, Bradesco BBI S.A. - R$ 108,789 thousand; and Kirton Bank - R$ 5,077,113 thousand, considering the portion of goodwill allocated to entities not consolidated in the prudential conglomerate, the total goodwill of Kirton Bank is R$ 5,321,860 thousand.

b)   Changes in intangible assets by type

	On June 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,338,353	1,887,089	(532,223)	3,693,219
Software	2,508,995	349,223	(450,870)	2,407,348
Goodwill – Future profitability	4,524,741	4,191	(461,080)	4,067,852
Goodwill – Based on intangible assets and other reasons	2,548,412	-	(466,777)	2,081,635
Goodwill – Difference in fair value of assets/liabilities	885,627	(94,338)	(328,865)	462,424
Other	6,521	406	(2,873)	4,054
Total in 2018	12,812,649	2,146,571	(2,242,688)	12,716,532
Total in 2017	15,156,852	787,156	(2,130,612)	13,813,396

44                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	31,410,935	-	-	-	31,410,935	30,886,127
● Savings deposits (1)	103,076,706	-	-	-	103,076,706	95,736,763
● Interbank deposits	1,202,201	397,396	18,593	27,711	1,645,901	530,373
● Time deposits (2)	12,405,732	14,217,185	13,498,006	124,354,184	164,475,107	134,533,312
Total in 2018	148,095,574	14,614,581	13,516,599	124,381,895	300,608,649
%	49.2	4.9	4.5	41.4	100.0
Total in 2017	135,191,306	13,178,770	9,462,826	103,853,673		261,686,575
%	51.7	5.0	3.6	39.7		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	121,124,087	10,328,891	3,768,231	2,334,442	137,555,651	100,892,111
● Government securities	110,431,922	227,315	31,247	-	110,690,484	48,955,233
● Debentures of own issuance	3,246,250	8,453,508	3,736,984	1,379,020	16,815,762	45,712,666
● Foreign	7,445,915	1,648,068	-	955,422	10,049,405	6,224,212
Third-party portfolio (1)	77,312,382	418,165	-	-	77,730,547	144,238,406
Unrestricted portfolio (1)	6,915,006	11,512	-	-	6,926,518	11,340,026
Total in 2018	205,351,475	10,758,568	3,768,231	2,334,442	222,212,716
%	92.4	4.8	1.7	1.1	100.0
Total in 2017	210,551,363	20,049,232	12,085,461	13,784,487		256,470,543
%	82.1	7.8	4.7	5.4		100.0

(1)  Represented by government securities.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	3,308,679	30,033,155	12,853,233	79,088,539	125,283,606	107,005,786
- Letters of credit for real estate	2,472,432	7,794,479	9,370,956	6,218,962	25,856,829	25,885,306
- Letters of credit for agribusiness	2,149,968	5,379,240	3,046,861	1,835,458	12,411,527	7,338,033
Subtotal	7,931,079	43,206,874	25,271,050	87,142,959	163,551,962	140,229,125
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	12,263	585,714	470,040	1,197,297	2,265,314	2,718,792
- MTN Program Issues (1)	2,290	39,932	-	1,114,664	1,156,886	286,587
Subtotal	14,553	625,646	470,040	2,311,961	3,422,200	3,005,379
Structured Operations Certificates	6,196	75,858	313,784	136,564	532,402	399,739
Total in 2018	7,951,828	43,908,378	26,054,874	89,591,484	167,506,564
%	4.7	26.2	15.6	53.5	100.0
Total in 2017	7,538,842	34,132,101	30,806,616	71,156,684		143,634,243
%	5.2	23.8	21.4	49.6		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

46                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	147,364,555	162,213,586
Issuance	52,997,057	29,876,733
Interest	5,330,138	8,352,376
Settlement and interest payments	(38,698,331)	(56,896,493)
Exchange variation	513,145	88,041
Closing balance on June 30	167,506,564	143,634,243

e)   Cost for market funding and inflation

	In the six month period ended June 30 - R$ thousand
	2018	2017
Savings deposits	2,300,039	3,053,831
Time deposits	2,559,933	4,442,221
Securities sold under agreements to repurchase	8,182,498	13,261,217
Funds from issuance of securities	5,330,138	8,352,376
Subordinated debts (Note 17)	1,737,414	2,877,207
Other funding expenses	365,976	283,817
Total	20,475,998	32,270,669

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Overseas	4,328,915	9,131,226	11,236,271	655,832	25,352,244	23,428,759
Total in 2018	4,328,915	9,131,226	11,236,271	655,832	25,352,244
%	17.1	36.0	44.3	2.6	100.0
Total in 2017	4,598,372	11,453,977	5,456,273	1,920,137		23,428,759
%	19.6	48.9	23.3	8.2		100.0

b)  On-lending

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil	944,581	3,569,356	3,375,295	18,144,786	26,034,018	33,113,627
- FINAME	517,172	2,441,059	2,310,822	9,888,333	15,157,386	18,624,785
- BNDES	427,216	1,128,297	1,024,916	8,256,453	10,836,882	14,423,109
- National Treasury	-	-	38,238	-	38,238	64,143
- Other institutions	193	-	1,319	-	1,512	1,590
Total in 2018	944,581	3,569,356	3,375,295	18,144,786	26,034,018
%	3.6	13.7	13.0	69.7	100.0
Total in 2017	1,324,226	4,490,188	5,410,342	21,888,871		33,113,627
%	4.0	13.6	16.3	66.1		100.0

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	172	354,516
- Overseas	8,336,399	861,778
Subtotal borrowing	8,336,571	1,216,294
On-lending in Brazil:
- BNDES	444,164	594,927
- FINAME	391,407	352,380
- National Treasury	1,714	3,146
- Other institutions	2	24
On-lending overseas:
- Payables to foreign bankers (Note 9a)	339,639	670,637
Subtotal on-lending	1,176,926	1,621,114
Total	9,513,497	2,837,408

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

48                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. The period of adhesion for interested parties is for 02 (two) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,511,403 thousand (R$ 2,393,577 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-        IRPJ/CSLL on losses of credits – R$ 1,642,162 thousand (R$ 1,818,351 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,388,836 thousand (R$ 1,334,221 thousand in 2017): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS – Contribution to SAT – R$ 409,269 thousand (R$ 389,895 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On June 30 - R$ thousand
	2018	2017
Labor claims	5,681,405	5,110,756
Civil claims	4,405,913	4,261,771
Provision for tax risks	6,506,132	6,669,058
Total (Note 18b)	16,593,450	16,041,585

V - Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,247,198	4,384,585	6,403,193
Adjustment for inflation	327,087	214,216	112,052
Provisions, net of (reversals and write-offs)	709,847	418,516	2,253
Payments	(602,727)	(611,404)	(11,366)
Balance on June 30, 2018	5,681,405	4,405,913	6,506,132

(1) Mainly include legal obligations.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$ 4,986,645 thousand (R$ 4,788,245 thousand in 2017); b) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 2,465,258 thousand (R$ 2,263,348 thousand in 2017); c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,441,982 thousand (R$ 2,495,215 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 1,963,924 thousand (R$ 1,650,518 thousand in 2017); e) IRPJ and CSLL tax assessments for the years 2012 and 2013, due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization, whose assessed amount is R$ 1,649,533 thousand; f) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$ 1,416,045 thousand (R$ 1,358,577 thousand in 2017); and g) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 575,842 thousand (R$ 711,345 thousand in 2017).

50                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)  Other matters

On May 31, 2016, criminal proceedings were opened against three members of Bradesco’s Board of Executive Officers was carried out by the Brazilian Federal Police under the so-called “Operation Zelotes.”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers, at that time, and a former member of its Board of Directors that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. Currently, only two of the members of Bradesco's Board of Directors remain in the process. They presented their responses in the criminal case, pointing out the facts and evidence demonstrating their innocence. The investigation phase of the process was already completed. The Public Prosecutor's Office and the accused have already submitted the final allegations, so that the case is ready for the judgment of the first degree court.

The Company's management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all the information to the competent regulatory bodies, in Brazil and abroad.

On account of the news of Operation Zealots, a class action was filed in the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On October 21, 2016, the plaintiff leader appointed by the court presented the addendum of the (Action Complaint) pointing us as defendants, Bradesco and three members of its Board of Executive Officers, at that time. The demand is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS Bradesco between August 8, 2014 and July 27, 2016. Demand has passed to the discovery phase, so the limitation of the aforementioned class would be maintained. Considering the stage that the demand is, it is not possible, to gauge the exposure and there are insufficient elements to carry out a risk assessment.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda on the opening of an Administrative Accountability Process ("PAR"). This process may imply the application of a fine and / or mention in public lists that may eventually bring restrictions on business with public entities.

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

17)    SUBORDINATED DEBT

a)   Composition by maturity

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	66,261	59,165
Financial bills:
2017 (1)	6	-	-	4,137,605
2018 (2)	6	277,547	483,418	10,020,338
2019	6	21,858	37,751	34,794
2017 (1)	7	-	-	48,988
2018 (2)	7	81,350	187,130	303,367
2019	7	3,172,835	3,463,740	3,430,347
2020	7	1,700	2,931	2,704
2022	7	4,305,011	5,800,914	5,357,935
2023	7	1,359,452	1,763,720	1,620,946
2024	7	67,450	77,227	70,671
2018 (2)	8	-	-	113,780
2019	8	12,735	29,959	26,632
2020	8	28,556	56,876	52,066
2021	8	1,236	2,114	1,962
2023	8	1,706,846	2,363,547	2,151,832
2024	8	136,695	165,864	152,059
2025	8	6,193,653	6,421,420	6,346,344
2021	9	7,000	13,589	12,558
2024	9	4,924	7,011	6,217
2025	9	400,944	473,998	443,762
2021	10	19,200	42,770	38,747
2022	10	54,143	104,104	95,355
2023	10	688,064	1,108,844	1,041,595
2025	10	284,137	421,900	366,674
2026	10	361,196	458,892	417,858
2027	10	258,743	284,868	259,033
2026	11	3,400	4,332	3,998
2027	11	47,046	56,136	51,577
2028 (3)	11	74,764	80,684	-
Perpetual		5,000,000	5,204,706	5,373,689
Subtotal in Brazil			29,184,706	42,042,598
Overseas:
2019	10	1,333,575	2,941,734	2,523,950
2021	11	2,766,650	6,327,013	5,424,522
2022	11	1,886,720	4,315,207	3,700,034
Subtotal overseas			13,583,954	11,648,506
Total (4) (5)			42,768,660	53,691,104

(1) Subordinated debt transactions that matured in 2017;

(2) Transactions of subordinated debt due in the first semester of 2018;

(3) New issues of financial letters, in 2017, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;

52                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(4) It includes the amount of R$ 23,585,220 thousand (R$ 22,622,595 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and

(5) The information on results are presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b)   Movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,192,486	52,628,865
Issuance	-	6,515,846
Interest	1,737,414	2,877,207
Settlement and interest payments	(11,090,596)	(8,503,660)
Exchange variation	1,929,356	172,846
Closing balance on June 30	42,768,660	53,691,104

18)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 31f)	2,609,624	2,586,978
Taxes and contributions on profit payable	639,356	978,950
Taxes and contributions payable	819,589	960,702
Total	4,068,569	4,526,630

b)   Sundry

	On June 30 - R$ thousand
	2018	2017
Credit card operations (1)	4,206,497	6,860,198
Civil, tax and labor provisions (Note 16b IV)	16,593,450	16,041,585
Loan assignment obligations	7,886,502	8,276,329
Provision for payments	5,806,047	5,473,418
Sundry creditors	4,084,537	5,220,464
Obligations by quotas of investment funds	3,949,792	3,440,779
Creditors - prepayment of residual value	1,572,199	1,762,056
Liabilities for acquisition of assets and rights	195,317	553,052
Other (2)	5,095,946	3,691,415
Total	49,390,287	51,319,296

(1) According to Bacen Circular Letter No. 3,828/17, which changes the accounting in payment arrangements (Credit Card Transactions), in June 2018, part of these transactions were classified under "Interbank accounts" in the amount of R$ 21,695,335 thousand. For comparison purposes, the balances of prior periods were also reclassified in the amount of R$ 16,188,307 thousand; and

(2) It includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 8g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	2018		2017
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	37,551,059	(282,664)	30,716,184	(156,113)
Bank sureties	33,162,821	(437,907)	39,733,861	(382,611)
Others	1,051,067	(46,242)	3,293,823	(55,073)
Total	71,764,947	(766,813)	73,743,868	(593,797)

54                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	4,992	17,490
Other	65,146	225
Total	70,138	17,715

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2018 (1)	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at June 30, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Extraordinary General Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 59,100,000 thousand to R$ 67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2018, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first semester of 2018, of R$ 1,212,000 thousand, of which R$ 0.172465322 are per common share and R$ 0.189711854 per preferred share, whose payment was made on July 16, 2018.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity for the year ended June 30, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,994,508
(-) Legal reserve	449,725
Adjusted calculation basis	8,544,783
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,565,076
Withholding income tax on interest on shareholders' equity	(534,761)
Interest on shareholders' equity (net) accumulated on June 30, 2018	3,030,315	35.46
Interest on shareholders' equity (net) accumulated on June 30, 2017	2,388,635	31.50

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	621,136	93,170	527,966
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest paid on shareholders´ equity	0.170149	0.187164	1,087,022	163,053	923,969
Total accrued on June 30, 2017	0.446142	0.490756	2,810,158	421,523	2,388,635

Monthly interest on shareholders’ equity paid	0.103499	0.113849	694,268	104,140	590,128
Intermediary interest paid on shareholders’ equity (1)	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders’ equity provisioned	0.236045	0.259650	1,658,808	248,821	1,409,987
Total accrued on June 30, 2018	0.512010	0.563211	3,565,076	534,761	3,030,315

(1) Paid on june 16, 2018.

d)   Treasury shares

Bradesco acquired a total of 5,535,803 common shares and 20,741,320 preferred shares for a total amount of R$ 440,514 thousand in the six months ended June 30, 2018 which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and R$ 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 24.38 per common share and R$ 26.90 per preferred share on June 30, 2018.

21)    FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand
	2018	2017
Credit card income	3,370,549	3,268,885
Checking account	3,511,957	3,249,275
Loans	1,525,364	1,505,321
Collections	1,005,424	952,933
Consortium management	794,656	747,669
Asset management	900,076	767,132
Custody and brokerage services	482,132	412,911
Underwriting/ Financial Advisory Services	409,604	333,597
Payments	224,047	208,659
Other	247,763	207,608
Total	12,471,572	11,653,990

56                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand
	2018	2017
Salaries	3,788,790	4,031,983
Benefits	1,965,414	2,007,521
Social security charges	1,323,291	1,489,344
Employee profit sharing	702,464	706,747
Provision for labor claims	709,847	426,175
Training	53,666	67,504
Total	8,543,472	8,729,274

23)    OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Depreciation and amortization	2,672,060	2,532,542
Outsourced services	2,074,938	2,005,682
Data processing	1,158,610	1,112,478
Rental	801,748	825,306
Communication	732,002	779,067
Asset maintenance	563,834	554,354
Financial system services	446,584	506,509
Security and surveillance	383,676	416,863
Advertising and marketing	395,040	288,524
Transport	366,004	375,843
Asset leases	315,183	348,989
Water, electricity and gas	194,276	201,658
Supplies	105,401	122,853
Travel	104,528	84,944
Other	444,569	412,986
Total	10,758,453	10,568,598

24)    TAX EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	1,065,182	1,552,318
Social Integration Program (PIS) contribution	177,277	256,904
Tax on Services (ISSQN)	473,623	325,001
Municipal Real Estate Tax (IPTU) expenses	78,553	75,271
Other	116,175	110,769
Total	1,910,810	2,320,263

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand
	2018	2017
Other interest income	819,671	811,375
Reversal of other operating provisions (1)	1,669,607	4,474,785
Revenues from recovery of charges and expenses	155,850	170,662
Foreign exchange variation of assets and liabilities overseas	8,045,569	699,444
Other	643,780	722,973
Total	11,334,477	6,879,239

(1) In the first semester of 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

26)    OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Other finance costs	1,845,113	1,705,877
Sundry losses	841,232	840,620
Discount granted	679,444	675,539
Commissions on loans and financing	304,370	495,988
Intangible assets amortization	6,316	6,316
Other (1)	2,470,530	3,437,438
Total	6,147,005	7,161,778

(1)  In the first semester of 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

27)    NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(301,769)	(263,022)
Recording/reversal of non-operating provisions (1)	(57,165)	(80,094)
Other	49,515	51,877
Total	(309,419)	(291,239)

(1)  Represented mainly by an allowance for losses on non-use assets (BNDU).

58                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On June 30 - R$ thousand
	Controllers (1)		Associates, controlled and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	227,500	644,567	-	-	227,500	644,567
Securities and derivative financial instruments	16,297	-	-	-	-	-	16,297	-
Other receivables and assets	48	-	5,657,443	2,367,973	-	-	5,657,491	2,367,973
Liabilities
Demand deposits/Savings accounts	25	23	205,939	287,564	14,983	16,383	220,947	303,970
Time deposits	956,146	1,345,381	2,184,450	1,344,488	197,858	79,084	3,338,454	2,768,953
Securities sold under agreements to repurchase	1,503,897	753,868	27,551	214,798	5,494	11,953	1,536,942	980,619
Funds from issuance of securities and subordinated debts	9,088,304	6,153,422	14,184,262	12,335,991	824,270	820,496	24,096,836	19,309,909
Derivative financial instruments	2,649	24,554	-	-	-	-	2,649	24,554
Interest on own capital and dividends payable	942,964	752,326	-	-	-	-	942,964	752,326
Other liabilities	-	-	9,586,777	91,861	-	-	9,586,777	91,861

	In the six month period ended June 30 - R$ thousand
	Controllers (1)		Associates, controlled and Jointly controlled companies (2)		Key Management Personnel (3)		Total

	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	-	-	12,222	30,950	-	-	12,222	30,950
Financial intermediation expenses	(381,028)	(471,449)	(460,648)	(737,399)	(28,474)	(49,558)	(870,150)	(1,258,406)
Income from services provided	48	-	155,596	199,023	-	-	155,644	199,023
Expenses in operations with derivatives	-	(23,906)	-	-	-	-	-	(23,906)
Revenues in operations with derivatives	12,822	-	-	-	-	-	12,822	-
Other expenses net of other operating revenues	25,449	(1,281)	(1,170,296)	(439,006)	(42,431)	-	(1,187,278)	(440,287)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meetings of the Companies of the Organization approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2018, the maximum amount of R$ 529,930 thousand was set for Management compensation and R$ 534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	In the six month period ended June 30 - R$ thousand
	2018	2017
Salaries	216,332	220,074
Total	216,332	220,074

Post-employment benefits

	In the six month period ended June 30 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	234,843	224,201
Total	234,843	224,201

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30
	2018	2017
● Common shares	0.55%	0.69%
● Preferred shares	1.09%	1.13%
● Total shares (1)	0.82%	0.91%

(1) On June 30, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.38% of common shares, 1.12% of preferred shares and 1.75% of all shares (3.12% of common shares, 1.17% of preferred shares and 2.15% of all shares in 2017).

60                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RISK AND CAPITAL MANAGEMENT

a)   Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)   Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	74,793,447	77,322,435
Common equity	69,588,741	71,948,746
Shareholders’ equity	113,038,723	106,807,513
Non-controlling interest / Other	108,510	39,089
Prudential adjustments (1)	(43,558,492)	(34,897,856)
Additional capital	5,204,706	5,373,689
Tier II capital	22,991,523	25,727,605
Subordinated debts (Resolution No. 4,192/13)	16,594,492	16,998,232
Subordinated debts (previous to CMN Resolution No. 4,192/13)	6,397,031	8,729,373
Reference Equity (a)	97,784,970	103,050,040

- Credit risk	588,341,324	550,858,207
- Market risk	16,070,748	20,530,346
- Operational risk	53,509,834	47,222,493
Risk-weighted assets – RWA (b)	657,921,906	618,611,046

Basel ratio (a/b)	14.9%	16.7%
Tier I capital	11.4%	12.5%
- Principal capital	10.6%	11.6%
- Additional capital	0.8%	0.9%
Tier II capital	3.5%	4.2%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table sets forth details of the loans made within the Equator Principles contracted in the last 12 months (from July 2017 to June 2018):

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	-	-
Infrastructure	-	1	-
Region
Northeast	-	-	-
Southeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

In the first semester of 2018 there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

62                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On June 30 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	945,730,211	857,813,385	87,916,826	68,246,878
Cash and due from banks	15,162,228	10,167,049	4,995,179	3,829,774
Interbank investments	108,444,417	105,810,393	2,634,024	1,249,623
Securities and derivative financial instruments	273,745,146	254,644,431	19,100,715	15,156,311
Interbank and interdepartmental accounts	77,709,913	77,709,913	-	-
Loans and leases	305,366,642	269,177,074	36,189,568	33,102,196
Other receivables and assets	165,301,865	140,304,525	24,997,340	14,908,974
Permanent assets	75,244,135	75,208,307	35,828	37,856
Investments	55,030,939	55,030,939	-	-
Premises and equipment and leased assets	7,496,664	7,473,783	22,881	24,049
Intangible assets	12,716,532	12,703,585	12,947	13,807
Total	1,020,974,346	933,021,692	87,952,654	68,284,734

Liabilities
Current and long-term liabilities	907,499,573	822,067,559	85,432,014	64,992,950
Deposits	300,608,649	281,605,089	19,003,560	10,827,779
Securities sold under agreements to repurchase	222,212,716	212,163,311	10,049,405	6,224,212
Funds from issuance of securities	167,506,564	164,084,365	3,422,199	4,636,970
Interbank and interdepartmental accounts	27,710,193	24,627,905	3,082,288	3,393,066
Borrowing and on-lending	51,386,262	25,871,122	25,515,140	23,790,249
Derivative financial instruments	16,011,812	14,878,119	1,133,693	253,655
Other liabilities:
- Subordinated debts	42,768,660	29,184,706	13,583,954	11,648,506
- Others	79,294,717	69,652,942	9,641,775	4,218,513
Deferred income	365,912	365,912	-	-
Non-controlling interests in subsidiaries	70,138	70,138	-	-
Shareholders’ equity	113,038,723	113,038,723	-	-
Total	1,020,974,346	935,542,332	85,432,014	64,992,950

Net position of assets and liabilities			2,520,640	3,291,784
Net position of derivatives (2)			(63,324,679)	(48,596,015)
Other net off-balance-sheet accounts (3)			(643,360)	149,875
Net exchange position (liability)			(61,447,399)	(45,154,356)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	455,808,747	106,430,108	87,543,302	295,948,054	-	945,730,211
Cash and due from banks	15,162,228	-	-	-	-	15,162,228
Interbank investments (1)	96,801,506	8,483,375	1,956,690	1,202,846	-	108,444,417
Securities and derivative financial instruments (1) (2)	172,761,172	7,847,796	30,106,529	63,029,649	-	273,745,146
Interbank and interdepartmental accounts	73,949,765	2,018,272	521,319	1,220,557	-	77,709,913
Loans and leases	30,055,251	62,633,130	45,268,860	167,409,401	-	305,366,642
Other receivables and assets	67,078,825	25,447,535	9,689,904	63,085,601	-	165,301,865
Permanent assets	3,974,504	2,039,873	2,394,970	11,503,183	55,331,605	75,244,135
Investments					55,030,939	55,030,939
Premises and equipment	3,629,739	318,747	382,496	3,070,095	95,587	7,496,664
Intangible assets	344,765	1,721,126	2,012,474	8,433,088	205,079	12,716,532
Total on June 30, 2018	459,783,251	108,469,981	89,938,272	307,451,237	55,331,605	1,020,974,346
Total on June 30, 2017	437,861,388	96,125,609	67,191,682	338,821,119	46,486,598	986,486,396

Liabilities
Current and long-term liabilities	457,044,727	84,814,817	61,158,742	304,481,287	-	907,499,573
Deposits (3)	148,095,574	14,614,581	13,516,599	124,381,895	-	300,608,649
Securities sold under agreements to repurchase (1)	205,351,475	10,758,568	3,768,231	2,334,442	-	222,212,716
Funds from issuance of securities	7,951,828	43,908,378	26,054,874	89,591,484	-	167,506,564
Interbank and interdepartmental accounts	27,710,193	-	-	-	-	27,710,193
Borrowing and on-lending	5,273,496	12,700,582	14,611,566	18,800,618	-	51,386,262
Derivative financial instruments	14,357,767	597,299	413,754	642,992	-	16,011,812
Other liabilities:
- Subordinated debts	104,138	566,410	439,271	41,658,841	-	42,768,660
- Others	48,200,256	1,668,999	2,354,447	27,071,015	-	79,294,717
Deferred income	365,912	-	-	-	-	365,912
Non-controlling interests in subsidiaries					70,138	70,138
Shareholders’ equity					113,038,723	113,038,723
Total on June 30, 2018	457,410,639	84,814,817	61,158,742	304,481,287	113,108,861	1,020,974,346
Total on June 30, 2017	436,253,210	88,658,153	75,517,800	279,232,005	106,825,228	986,486,396

Net assets accumulated on June 30, 2018	2,372,612	26,027,776	54,807,306	57,777,256
Net assets accumulated on June 30, 2017	1,608,178	9,075,634	749,516	60,338,630

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

64                 June 2018

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first semester of 2018 totaled R$ 413,305 thousand (R$ 417,004 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 2,019,080 thousand during the first semester of 2018 (R$ 2,075,025 thousand in 2017).

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	In the six month period ended June 30 - R$ thousand
	2018	2017
Income before income tax and social contribution	6,600,364	8,153,358
Total burden of income tax and social contribution at the current rates (1)	(2,970,164)	(3,669,011)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	1,829,659	1,878,649
Net non-deductible expenses of nontaxable income	246,500	214,987
Interest on shareholders’ equity (paid and payable)	1,604,284	1,264,571
Other amounts (2)	1,692,302	140,980
Income tax and social contribution for the period	2,402,581	(169,824)

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)  Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(1,562,574)	(3,165,374)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	1,101,339	4,053,497
Use of opening balances of:
Social contribution loss	(254,115)	(496,275)
Income tax loss	(269,323)	(599,093)
Constitution in the period on:
Social contribution loss	1,273,392	27,892
Income tax loss	2,113,862	9,529
Total deferred tax assets	3,965,155	2,995,550
Income tax and social contribution for the period	2,402,581	(169,824)

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease (2)	Balance on 06/30/2018

Allowance for loan losses	29,056,223	3,853,781	2,673,220	30,236,784
Civil provisions	1,820,884	359,732	414,882	1,765,734
Tax provisions	2,446,181	47,833	69,573	2,424,441
Labor provisions	2,047,251	425,633	175,019	2,297,865
Provision for devaluation of securities and investments	192,948	27,175	17,475	202,648
Provision for devaluation of foreclosed assets	604,209	123,251	145,695	581,765
Adjustment to fair value of trading securities	3,693,734	546,697	1,098,048	3,142,383
Amortization of goodwill	313,933	19,491	9,200	324,224
Provision for interest on shareholder's equity (1)	-	918,344	-	918,344
Other	4,405,705	903,715	1,521,201	3,788,219
Total deductible taxes on temporary differences	44,581,068	7,225,652	6,124,313	45,682,407
Income tax and social contribution losses in Brazil and overseas	4,885,505	3,387,254	523,438	7,749,321
Subtotal (2)	49,466,573	10,612,906	6,647,751	53,431,728
Adjustment to fair value of available-for-sale securities	313,802	505,057	414	818,445
Total deferred tax assets (Note 9b)	49,780,375	11,117,963	6,648,165	54,250,173
Deferred tax liabilities (Note 32f)	3,110,313	356,207	856,896	2,609,624
Deferred tax assets, net of deferred tax liabilities	46,670,062	10,761,756	5,791,269	51,640,549

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1) The tax credit on interest on shareholder’s equity is accounted for up to the permitted tax limit; and

(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, are calculated based on the expected implementation.

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	3,515,504	2,536,578	95,947	73,490	6,221,519
2019	7,179,882	4,246,130	258,520	101,051	11,785,583
2020	6,527,525	3,806,259	433,639	171,816	10,939,239
2021	5,259,324	3,050,662	786,591	405,568	9,502,145
2022	3,017,808	1,776,514	551,272	320,904	5,666,498
After 2022	2,855,273	1,910,948	2,251,004	2,299,519	9,316,744
Total	28,355,316	17,327,091	4,376,973	3,372,348	53,431,728

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2018, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$ 50,013,885 thousand (R$ 47,404,193 thousand in 2017), of which R$ 43,150,421 thousand (R$ 43,358,257 thousand in 2017) relates to temporary differences, R$ 6,863,464 thousand (R$ 4,045,936 thousand in 2017) to tax losses and negative basis of social contribution.

e)   Unrecognized deferred tax assets

On June 30, 2018, deferred tax assets of R$ 10,773 thousand (R$ 11,607 thousand in 2017), were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)   Deferred tax liabilities

	On June 30 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	6,881	257,039
Difference in depreciation	242,456	328,103
Judicial deposit and others	2,360,287	2,001,836
Total	2,609,624	2,586,978

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on June 30, 2018, amounted to R$ 843,865,461 thousand (R$ 776,647,165 thousand in 2017).

b)    Private Social Investment

During the first semester of 2018, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$ 38,161 thousand (R$ 44,797 thousand in 2017).

c)   Consortium funds

	On June 30 - R$ thousand
	2018	2017
Credits available to consortium members	6,162,460	5,796,239
Off-balance-sheet
Monthly estimate of funds receivable from consortium members	648,493	607,210
Contributions payable by the group	30,638,913	30,245,004
Consortium members - assets to be included	26,553,286	26,388,770

	On June 30 - In units
	2018	2017
Number of groups managed	3,489	3,610
Number of active consortium members	1,443,669	1,384,333
Number of assets to be included	616,613	629,062

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until June 30, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 – R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)     In the first semester of 2018, in order to adjust the structural levels of compulsory deposits, simplify and improve the rules and induce a reduction in the cost of credit, the Central Bank changed its rules for the collection of compulsory deposits, according to the table below:

Description	Standard before amendment	Amended standard
Savings deposits	The compulsory savings reserve was 24.5% on the calculation basis defined in regulation.	As from May 7, 2018, the compulsory deposit on savings deposits was reduced to 20% on the calculation basis defined in regulation.
Savings deposits (Rural)	The reserve requirements on rural savings was 21% on the basis of calculation defined in regulation.	As from May 7, 2018, the compulsory deposit on rural savings was reduced to 20% on the calculation basis defined in regulation.
Demand deposits

The daily verification of compliance with the requirement to pay cash deposits was made in accordance with the sum of the daily closing balance of the Bank Reserves account, the arithmetic mean of the financial institution's deposits recorded under "1.1.1.10.00-6 Cash "of Cosif at the close of each business day of the respective calculation period up to the limit of 40% (forty percent) of the chargeable charge to the institution and of the balance of operations valid for deduction of the compulsory payment on demand, verified in the respective calculation period, considering their respective regulatory limits.

As from May 7, 2018, the daily verification of the compliance with the requirement of the compulsory deposit for demand deposits started to be made according to the sum of the daily closing balance of the Bank Reserves account and time base value, valid for deduction of reserve requirement on demand resources.

The deductibility value of the base calculation of the reserve requirement on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering) calculated in the calculation period, was R$70,000,000.00.

From May 7, 2018, the deductible value of the compulsory deposit on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering)  calculated in the calculation period passed to R$200,000,000.00.

	The compulsory reserve on demand was 40%, based on the calculation basis defined in regulations.	As of May 7, 2018, the compulsory deposit on cash resources passed to 25%, based on the calculation defined in regulations.

f)      On July 20, 2018, Odontoprev, a controlled company of Bradesco Saúde S.A., informed the Market the about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda. (“Odonto System”), a company with head offices in Fortaleza /Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, observing the consideration includes contingent payments dependent on the achievement of the future targets of growth of the EBITDA for Odonto System on 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar - ANS (National Supplementary Health Agency), Brazilian Central Bank - BACEN and Administrative Council for Economic Defense -CADE.

The transaction was submitted and approved by the shareholders of the Company at the General Meeting of August 6, 2018 and its payment was concluded on august 7, 2018, related to the acquisition of the total Odonto System quotas.

Oswaldo Tadeu Fernandes
Accountant - CRC 1SP271968/O-5

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprises the consolidated balance sheet as of June 30, 2018 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the semester then ended, as well as the related explanatory notes, comprising significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 to the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco as of June 30, 2018, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment were of most significance in our audit of the semester ended at June 30, 2018. These matters were addressed in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

•           Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 35,174,801 thousand, Bradesco classifies its loans (which comprise loans, leases, advances on foreign exchange contracts and other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from transactions, such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in CMN Resolution 2.682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we considered this as a significant matter in our audit.

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

How our audit addressed this matter

We evaluated the design and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluated, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution 2682/99, related to the determination of the allowance for doubtful accounts. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 8.

Based on the evidence obtained from the procedures summarized above, we considered adequate the estimate of Bradesco for the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•           Measurement of financial instruments

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 15,024,480 thousand (assets) and R$ (14,025,373) thousand (liabilities), available-for-sale securities amount to R$ 199,560,406 thousand and trading securities amount to R$ 31,765,971 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Prudential Conglomerate of Bradesco. For the financial instruments whose market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. In addition, financial assets classified as available-for-sale and held-to-maturity are evaluated for indications of evidence of impairment losses. Therefore, we considered the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments for which market value measurement parameters are not observable, we evaluated, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used, and we recalculated, on a sample basis, the amount of operations, as well as the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in Notes 3e, 3f and 6.

Based on the evidence obtained from the procedures summarized above, we considered the market value measurement of financial instruments and the respective disclosures adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•           Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in tax, civil and labor lawsuits, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 6,506,132 thousand, R$ 4,405,913 thousand, and R$ 5.681.405 thousand, respectively. Some laws regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations, we considered this as a significant matter in our audit.

Bradesco     71

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

How our audit addressed this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included, when applicable, the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

•           Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 54,250,173 thousand (Note 31c) and intangible assets, which include goodwill on acquisitions in the amount of R$ 6,611,911 thousand and other intangible assets in the amount of R$ 3,693,219 (Note 13a) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic and regulatory environment of the markets in which it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections or, at least, the existence of indicators of impairment of assets. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we considered this area relevant to our audit.

How our audit addressed this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered impairment. Additionally, we evaluated the reasonableness and consistency of the data and assumptions used in the preparation of this evaluation. We also performed an analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered the measurement of impairment and the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

•           Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

As mentioned in Notes 3j and 11, Bradesco invests in insurance controlling subsidiaries. These subsidiaries have liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 244,198,465 thousand, which may significantly affect the net income presented in consolidated financial statements of the Prudential Conglomerate. In view of the subjectivity inherent to insurance and pension plans contracts, the process of determination and measurement of technical reserves that include the liability adequacy test involve a high judgment level. Bradesco´s subsidiaries continuously evaluate methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of the results of these investees, the relevance of the judgment exercised by the investees, the subjectivity and the impact that eventual changes in the assumptions and methodologies would have on the value of the Technical Provisions and, consequently, on the consolidated financial statements of the Conglomerate Prudential, we considered this matter relevant to our audit.

How our audit addressed this matter

Our procedures included planning and communication of the audit scope to the controlling subsidiaries, discussion of the risks of significant misstatements to instruct the auditors of these subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others, the matters described above that could significantly affect the net income of the consolidated financial statements of the Prudential Conglomerate. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit differences and the procedures performed to address the risks. We also evaluated the adequacy of the disclosures made by Bradesco on the consolidated financial statements of the Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered the level of provisioning in the subsidiaries and disclosures to be adequate in the context of the consolidated financial statements of the Prudential Conglomerate taken as a whole.

•           Application controls and information technology general controls

Bradesco has a technological structure as well as continuous technology investment plan for conducting its business. The technology environment has processes of access management and changes in the system and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, and the importance of access controls and the management of changes in its systems and applications, we considered that this area is relevant to our audit.

How our audit addressed this matter

The design and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests also included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

Bradesco     73

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

Other matters

Bradesco prepared a set of general-purpose financial statements for the semester ended at June 30, 2018, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated July 25, 2018.

Statements of added value

The consolidated statement of added value (DVA) for the semester ended at June 30, 2018, prepared under the responsibility of Bradesco’s management, and presented as supplementary information in relation to the special purpose required by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of the consolidated financial statements of the Prudential Conglomerate of Bradesco. In order to form our opinion, we assessed whether those statements are reconciled with the consolidated financial statements of the Prudential Conglomerate and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statement of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and is consistent with the overall consolidated financial statements of the Prudential Conglomerate taken as whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

•    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•    Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•    Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco’s.

•    Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s and its subsidiaries ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•    Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate for the semester ended on June 30, 2018, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 27, 2018

Bradesco     75

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

76                 June 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.